FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Financial statements for the
Year Ended December 31, 2015 and
Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição (the “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2015 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the financial statements

The Company’s Management is responsible for the preparation and fair presentation of these individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the financial statements

In our opinion, the individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as of December 31, 2015, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and IFRSs, issued by IASB.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and as supplemental information for IFRSs, that does not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 24, 2016

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Companhia Brasileira de Distribuição

Consolidated Financial Statements

Years ended December 31, 2015 and 2014

Index

Management’s report	1
Full report of audit committee’s	8
Management statement on the financial statements	16
Management statement on the independent registered Public Accounting Firm on Financial
Statements	17

Financial statements

Consolidated Balance Sheet	18
Consolidated Statement of income	20
Consolidated Statement of income and comprehensive income	21
Consolidated Statement of changes in shareholders’ equity	22
Consolidated Statement of cash flows	24
Consolidated Statement of value added	25
Notes to the consolidated financial statements	26
Other information deemed as relevant by the Company	125

MESSAGE FROM MANAGEMENT

The year 2015 was one of formidable challenges for Brazil and a period when focus and discipline were even more crucial to achieving results and overcoming obstacles. That was how GPA, through its multi-format, multi-channel and multi-region approach, rolled out its strategy, which, combined with important adjustments in the process of adapting the Company to the economic scenario, helped it achieve its goals.

In 2015, we invested in the integration of our businesses and in a solid synergy plan, especially among back office areas so that each business unit could focus on its business objectives, advancing operations and strengthening their competitive advantages.

It was also a year when, despite a challenging scenario, we went ahead with our organic growth plan and opened 118 stores, focusing primarily on higher-return models, such as cash & carry, through Assaí, and proximity, mainly through Minuto Pão de Açúcar.

In the case of Assaí, we opened 11 new stores and increased our market share. The chain posted solid net sales growth of 25.5%, and EBITDA growth of more than 40% in the year, besides generating sufficient cash to fund its own growth, for the first time.

At Multivarejo, the banners were flexible and quick in adapting their assortment and services, each following their vocation and positioning, according to consumers’ needs and in line with the economic scenario. Pão de Açúcar once again underlined its leadership in the premium supermarket segment and has registered market share gains for two consecutive years. The proximity format registered growth in customer traffic and sales, offering – through the Minuto Pão de Açúcar and Minimercado Extra brands - different store models according to the profiles of each banner’s target market.

At Extra, we continued our strategy of increasing competitiveness and modernized 62 hypermarkets and supermarkets. These measures helped to regain momentum in sales and better trend in customer traffic. However, the results of renovations during the year were still short of the Company’s goals.  Next year, we will focus on advancing the store renovation plan and price competitiveness strategy, on strengthening the quality and assortment of perishables and on reducing stock outs, aiming to increase operating efficiency and maintain the format’s profitability.

Via Varejo, despite a more challenging scenario for the electronics and home appliances market, carried out adjustments to its structure by optimizing processes and rationalizing expenses, all as part of the measures being taken to adapt the Company to the evolving scenario. Furthermore, the intensification of commercial initiatives from the third quarter helped regain market share and increase sales. At Cnova, this was one more year of GMV growth and increase in marketplace share, as well as initiatives focused on improving customer service.

Sustainability remains one of our strategic pillars, in line with the guidelines of the Casino Group and the five commitments of GPA: Valuing our People, Conscientious Consumption and Supply, Transforming the Value Chain, Environmental Impact Management and Social Engagement. In 2015, all banners rolled out high-impact initiatives for each of these pillars. We registered important results in promoting diversity, setting targets for hiring persons with disabilities, and taking effective actions to increase the presence of women in leadership positions. We remain committed to mitigating risks to the environment, playing a positive role in society, always in alignment with the principles of the UN Global Compact.

It was a year when we also made progress in our governance practices across all businesses. We have active committees and processes designed to ensure benefits to all those involved, always observing the rights and interests of our stakeholders.

We have a better and well prepared company for 2016. We will remain fully focused on the customer, while maintaining a strict and disciplined approach to investments, and on actions that will ensure the Company’s sustainable growth while creating value for our shareholders.

OPERATING AND FINANCIAL PERFORMANCE

On the following pages, we present our comments on the operating and financial performance of Grupo Pão de Açúcar (GPA) in 2015. The comments refer to the consolidated results of the Group or, where specifically stated, the operating units. GPA has a multi-business and multichannel platform consisting of brick and mortar stores and e-commerce operations, divided as follows: GPA Food, formed by supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra Hiper), proximity stores (Minimercado Extra and Minuto Pão de Açúcar), Cash & Carry (Assaí), delivery (Pão de Açúcar and Extra), GPA Malls (Conviva and commercial centers), fuel stations and drugstores; Via Varejo, with its brick and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; and Cnova, the e-commerce segment, which is formed by the operations of Cnova Brasil and Cdiscount in France, including their international websites.

CNOVA INVESTIGATION

As announced by the Company and the subsidiary Cnova NV, on December 18, 2015, an investigation was launched into employees’ inventory-management practices that is being conducted by law firms. Over the course of works, other topics were added to the investigation related to accounting matters, as announced to the market on January 12, 2016.

The effects from the adjustments identified are materially related to fiscal year 2015 and amount to a negative effect on profit or loss of R$177 million. The main effects are R$47 million in additional provisioning for defective products; R$75 million in write-offs of items in transit with freight carriers, and R$55 million in additional trade accounts payable. The adjustment of write-offs of items in transit with freight carriers mentioned above includes the effect of R$110 million from the reduction in net sales.

Effects related to previous years arising from the investigation impacting the above amounts are considered immaterial in relation to the main lines in the financial statements and in relation to the financial statements taken as a whole. The Management came to this conclusion after considering the quantitative and qualitative aspects.

When preparing the financial statements for the fiscal year ended December 31, 2015, the Company took into consideration all of the information available and does not believe new findings from the independent internal investigation conducted by the law firms could materially affect or change the adjustments identified to date.

NET SALES

Net sales in 2015 totaled R$69,115 million, growing 5.5% from 2014, driven by the expansion of higher-return formats, with the opening of 118 new stores, of which 91 were in the food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station) and 27 were Casas Bahia stores. The year 2015 was marked by the slowdown in household consumption reflecting the worsening economic scenario, which mainly impacted non-food sales.

The food category delivered resilient performance throughout the year, despite the changes in the behavior of consumers, who are increasingly seeking more first-price or on-sale products. The Food segment registered growth of 7.1%, supported by the following:

i)       Solid growth of 25.5% in net sales at Assaí, which reached R$10,453 million. The banner increased its share of GPA’s Food portfolio to 28% (vs. 24% in 2014), consolidating its second place in Brazil’s cash & carry segment;

ii)    Continuous market share gains by Pão de Açúcar as a result of the focus on monitoring and improving service levels, differentiated customer service and assortment, as well as on Proximity stores (Minimercado Extra and Minuto Pão de Açúcar) due to the advances in store "clusterization" and adjustment of assortment. Note that the Extra banner registered an increase in customer traffic compared to 2014, driven by competitive pricing, store renovations and training of employees specializing in perishables.

GROSS PROFIT

The international operations of Cnova started being consolidated into GPA in August 2014 and hence the results of 2014 reflect only five months of these operations. For better comparison between the periods, comments relating to gross profit, operating expenses and earnings before, interest, taxes, depreciation and amortization (EBITDA) in 2015 and 2014 do not include the result of Cnova (Cnova Brasil and international operations):

	Consolidated			Consolidated (Ex Cnova) (2)
(R$ million)	2015	2014	Δ	2015	2014	Δ
Gross Revenue	76,933	72,804	5.7%	61,978	63,343	-2.2%
Net Revenue	69,115	65,525	5.5%	56,394	57,353	-1.7%
Gross Profit	16,113	16,945	-4.9%	15,219	16,103	-5.5%
Gross Margin	23.3%	25.9%	-260 bps	27.0%	28.1%	-110 bps
Selling Expenses	(11,291)	(10,303)	9.6%	(10,361)	(9,858)	5.1%
General and Administrative Expenses	(1,711)	(1,484)	15.3%	(1,267)	(1,280)	-1.0%
Equity Income	112	108	4.4%	112	110	2.0%
Other Operating Revenue (Expenses)	(684)	(441)	54.9%	(449)	(386)	16.2%
Total Operating Expenses	(13,573)	(12,121)	12.0%	(11,965)	(11,413)	4.8%
% of Net Revenue	19.6%	18.5%	110 bps	21.2%	19.9%	130 bps
Depreciation (Logistic)	141	105	33.6%	115	92	25.1%
EBITDA	2,680	4,929	-45.6%	3,369	4,782	-29.5%
EBITDA Margin	3.9%	7.5%	-360 bps	6.0%	8.3%	-230 bps
Adjusted EBITDA (1)	3,364	5,371	-37.4%	3,818	5,168	-26.1%
Adjusted EBITDA Margin	4.9%	8.2%	-330 bps	6.8%	9.0%	-220 bps

(1)      EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses;

(2)      For better comparison between the periods, figures exclude the result of Cnova for 2014 and 2015, considering that international operations were only consolidated in GPA as of August 2014.

The Company took action throughout the year to adapt itself to consumers’ needs by intensifying price competitiveness, strengthening promotions and adjusting the assortment. Gross profit totaled R$ 15,219 million, with margin of 27.0%, decreasing from 2014, mainly due to lower contribution from Via Varejo.

OPERATING EXPENSES

The following comments do not include Cnova’s results (Cnova Brasil and international operations) in 2015 and 2014, as mentioned under the item “Gross Profit.”

The efforts to optimize expenses and drive efficiency, rolled out throughout the year across all businesses, resulted in selling, general and administrative expenses increasing by just 4.4%, lower than inflation, despite higher electricity costs and the costs associated with the opening of 118 stores in the year. Selling, general and administrative expenses increased from R$11,137 million in 2014 to R$11,628 million in 2015.

The main initiatives taken by the Company to adjust its expenses were: revision of the store portfolio and closure of loss-making stores and distribution centers, renegotiation of rental agreements, optimization of media spending, revision of executive benefits, adjustment of headcount in the administrative and operations areas, and initiatives to drive productivity at stores.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

The following comments do not include Cnova’s results (Cnova Brasil and international operations) in 2015 and 2014, as mentioned under the item “Gross Profit.”

	Consolidated			Consolidated (Ex. Cnova) (2)
(R$ million)	2015	2014	Δ	2015	2014	Δ
Net Revenue	69,115	65,525	5.5%	56,394	57,353	-1.7%
Net Income (Loss) - Company	(314)	1,760	n.a.	733	1,841	-60.2%
(+) Income Tax	(242)	(736)	-67.1%	(251)	(791)	-68.3%
(+) Net Financial Revenue (Expenses)	(1,648)	(1,508)	9.3%	(1,414)	(1,282)	10.3%
(+) Depreciation and Amortization	(1,104)	(926)	19.2%	(971)	(868)	11.8%
EBITDA	2,680	4,929	-45.6%	3,369	4,782	-29.5%
EBITDA Margin	3.9%	7.5%	-360 bps	6.0%	8.3% -	230 bps
Adjusted EBITDA(1)	3,364	5,371	-37.4%	3,818	5,168	-26.1%
Adjusted EBITDA Margin	4.9%	8.2%	-330 bps	6.8%	9.0%	-220 bps

(1)      EBITDA adjusted by the total of “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses;

(2)      For better comparison between the periods, figures exclude the result of Cnova for 2014 and 2015, considering that international operations were only consolidated in GPA as of August 2014.

Earnings before interest, taxes, depreciation and amortization (EBITDA) came to R$3,369 million in 2015, with margin of 6.0%. Throughout the year, the Company incurred other operating income and expenses, mainly associated with restructuring expenses and net income (loss) from property and equipment, among others. Adjusted EBITDA, excluding these other operating income and expenses, totaled R$3,818 million, with adjusted EBITDA margin of 6.8%.

Each of the Company’s operating units was impacted differently by the macroeconomic scenario.

Multivarejo (GPA Food, excluding Assaí) closed the year with an EBITDA margin that was quite significant for the segment, though the performance of each of its banners deserves mention:

i)      Resilient performance by Pão de Açúcar which, despite the challenging macroeconomic scenario, maintained a high level of profitability in 2015 compared to the prior year;

ii)    Significant improvement in the performance of the proximity format over the year, which closed 4Q15 breaking even despite the inauguration of 73 stores in the year. One of the highlights was the successful clusterization to better meet consumers’ needs;

iii)  For the Extra banner, results in 2015 reflected the efforts focused on competitiveness and store renovations, yet both sales performance and profitability fell short of the Company’s expectations or were insufficient to offset the changes in consumer behavior and the migration between channels. In this scenario, the banner registered lower profitability compared to the prior year, though EBITDA margin is still very attractive for the hypermarket format. Next year, the Company expects to improve sales while maintaining its profitability level, mainly by continuing with renovations and competitiveness efforts, with a greater focus on quality and assortment of perishables, as well on reducing stockouts.

At Assaí, despite the strong expansion of stores in the year and the pressure on expenses linked to inflation and, mainly, electricity costs, EBITDA outgrew sales as a result of improved operating efficiency and maturation of stores.

In light of a highly challenging year for the durable goods sector, Via Varejo carried out the necessary adjustments and continued implementing its strategic plan, in a focused and disciplined manner, consolidating its market leadership and strengthening its competitive advantages. Via Varejo accelerated initiatives to improve operational efficiency, such as optimization of the logistics network and synergies of the back office with group companies, besides optimizing processes and rationalizing expenses. Notable among the measures are revision of the store portfolio, with the closure of 39 underperforming units, revision of the logistics network, adjustment of headcount with the reduction of around 13,000 positions, and renegotiation of rental agreements.

FINANCIAL PERFORMANCE

In 2015, net financial result was an expense of R$1,648 million, increasing 9.3% from 2014, significantly lower than the 26.8% hike in the interest rate during the period. As a ratio of net sales, net financial result increased by just 10 basis points, from 2.3% in 2014 to 2.4% in 2015, virtually stable compared to the previous year, despite a more challenging macroeconomic scenario.

This result is due to the Company’s cash management strategy during the year, which resulted in significant optimization of cash.

INDEBTEDNESS

The company has in recent years been continuously reducing its leverage to further strengthen its financial position. Even in a year with an unfavorable and challenging macroeconomic environment, the Company close the year with a solid cash balance of nearly R$11.0 billion.

The debt maturity profile, including the payment book operation, was 181 days longer than on December 31, 2014.

NET INCOME

Due to the above-mentioned challenges posed by the macroeconomic scenario, the Company’s results were mainly affected by the results of Via Varejo and Cnova. Note that Cnova international operations started being consolidated in GPA in August 2014 and hence were not fully reflected in 2014, impacting the comparison base.

The Company closed 2015 with net income attributable to controlling shareholders, adjusted by Other Operating Income and Expenses, of R$595 million, with the Food segment accounting for a significant R$731 million on the same basis.

	Consolidated

(R$ million)	2015	2014	Δ

EBITDA	2,680	4,929	-45.6%
Depreciation (Logistic)	(141)	(105)	33.6%
Depreciation and Amortization	(963)	(821)	17.4%
Net Financial Revenue (Expenses)	(1,648)	(1,508)	9.3%
Income (Loss) before Income Tax	(72)	2,496	n.a.
Income Tax	(242)	(736)	-67.1%
Net Income (Loss) - Company	(314)	1,760	n.a.
Net Margin	-0.5%	2.7%	-320 bps
Net Income - Controlling Shareholders	251	1,270	-80.2%
Net Margin - Controllings Shareholders	0.4%	1.9%	-150 bps
Other Operating Revenue (Expenses)	(684)	(441)	54.9%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	134	117	14.6%
Adjusted Net (Loss) Income - Company (1)	236	2,085	-88.7%
Adjusted Net Margin - Company	0.3%	3.2%	-290 bps
Adjusted Net Income - Controlling Shareholders (1)	595	1,546	-61.5%
Adjusted Net Margin - Controlling Shareholders	0.9%	2.4%	-150 bps

(1) Net Income adjusted by “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses

CAPITAL EXPENDITURE

In 2015, consolidated Capex totaled R$2,000 million. During the year, 118 new stores were opened, which included 91 in the food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station) and 27 Casas Bahia stores.

In the Food segment, apart from new stores, the Company also invested in store renovations, which reached the highest level in the last 3 years. Store renovations were carried out across all banners of the Food segment, though more intensely at Extra, which ended the year with 62 stores renovated (35 hypermarkets and 27 supermarkets). These renovations already account for 25% of the banner's sales and should reach 50% of its sales by the end of 2016.

Via Varejo ended 2015 with 176 stores renovated for the new mobile phone category, with better assortment, services, plans and display, and 121 stores for the new furniture category, which offer better product design, customized furniture, specialized service and improved store layout. Moreover, 81 banner conversions were carried out to adjust the company's positioning to the needs of its customers. In addition to renovations, 27 new stores were opened in the year.

In 2016, the Group plans to maintain its investment discipline, with the focus on the organic growth of higher-return formats. In the food segment, Capex will be allocated mainly to the organic growth of Assaí and renovations in the Extra banner.

BALANCE SHEET

ASSETS

Total current assets on December 31, 2015 amounted to R$24,998 million. The Company’s cash position was R$ 11,015 million, similar to in 2014 (R$ 11,149 million), despite the more restrictive consumption scenario. This solid financial position enabled the Company to close the year with a strong net cash balance.

Total non-current assets at the end of 2015 amounted to R$22,504 million. Property and equipment totaled R$10,398 million, growing R$699 million from 2014, mainly due to investments in opening new stores (construction and equipment purchases), acquisition of land and maintenance of existing stores.

LIABILITIES

Total current liabilities on December 31, 2015 stood at R$25,230 million. Noncurrent liabilities totaled R$8,816 million. Short- and long-term loans and financing, including Via Varejo’s payment book operation and debentures, totaled R$7,978 million, lower than in 2014.

Total liabilities and equity came to R$47,502 million.

SHAREHOLDING STRUCTURE

The subscribed and paid-up capital on December 31, 2015, consisted of 265,701,713 registered shares with no par value and included 99,679,851 common shares and 166,021,862 preferred shares.

DIVIDENDS DECLARED

In a meeting held on May 7, 2015, the Board of Directors approved the payment of interim dividends for fiscal year 2015. The payments for 1Q15, 2Q15 and 3Q15 totaled R$115.4 million and were made on May 28th, August 8th and November 11th, 2015, respectively. This amount corresponded to R$0.136365 per common share and R$0.15 per preferred share in each of the interim payments.

The Board proposes R$ 4 million of additional payment of dividends.

INDEPENDENT AUDITORS

The parent company and consolidated financial statements of GPA were audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). The engagement of independent auditors is based on the following principles that safeguard the independence of the auditor: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions; and (c) auditors should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force.

In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil (CVM), we hereby declare that for the fiscal year ended December 31, 2015, Deloitte did not provide any services other than those related to the independent audit of the financial statements.

Report of the Audit Committee - Fiscal year 2015

Introductory remarks

The Audit Committee of Companhia Brasileira de Distribuição (the “Company”) is defined in the bylaws as an advisory body linked directly to the Board of Directors, which was created in the Board of Directors’ meeting held on September 27, 2012 and formally included in the Bylaws as approved by the Extraordinary Shareholders’ Meeting of October 18, 2012.

The Audit Committee started to function effectively from the beginning of 2014, replacing the Fiscal Council that was not re-elected such year.

Such Committee is currently composed of three members elected on April 24, 2014, of which one member also fulfills the function of Company's Director, and all of them are independent, with a term of office of two years, and may be reelected. They are appointed by the Company's Board of Directors based on criteria contained in the applicable laws and regulations, as well as best international practices.

Duties and Responsibilities

Company's Management

The Company's management is responsible for determining and implementing processes and procedures to collect data to prepare its financial statements in compliance with the Brazilian corporations act, the accounting practices adopted in Brazil, in addition to the standards issued by the International Accounting Standards Board (IASB) , the relevant regulatory acts of the Brazilian Securities and Exchange Commission, and be listed on the New York Stock Exchange, the standards set by the US Securities and Exchange Commission (SEC) and the Sarbanes-Oxley Act (SOx).

The Management is also responsible for the processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination of risk factors or the mitigation thereof to acceptable levels.

The Board of Risks has as mission to identify and monitor, together with the business areas, the main risks that could jeopardize the Company's strategies in achieving its goals, structuring the process to manage such risks and to mitigate their impact on operations. In addition, such Board provides the Management with support connected to internal control activities and management of the Company's strategic risks in order to ensure the maintenance thereof at acceptable levels. Since 2014 such Board became also responsible for coordinating and monitoring the tests in internal controls to meet the requirements of the Sarbanes-Oxley Act (SOx). Moreover, in 2015 a specific compliance area was created, which is subordinated to the Board of Risks.

Internal Auditors

The Internal Audit is responsible for checking both the quality of the Company's internal control systems and the compliance with policies and procedures determined by the Management, including those adopted in the main accounting records used for preparing financial reports. For that purpose, the Internal Audit develops its activities widely and independently focusing particularly the areas and activities having the most sensitive risks to operations.

Independent Auditors

The Independent Auditors that examine the Company's financial statements since the period ended on December 31, 2012 is Deloitte Touche Tohmatsu Auditores Independentes ("Deloitte"), which is responsible for examining such statements in order to issue a report containing an opinion about its compliance with the applicable standards. As a result of their work, the Independent Auditors also issue a report with recommendations for accounting procedures and internal controls to be adopted by the Company, without prejudice to other reports prepared thereby, as the special reports of the quarterly financial statements. Deloitte is also responsible for auditing the internal controls as required by the Sarbanes-Oxley Act (SOx).

Audit Committee

According to the provisions of paragraph 3, Article 20 of the Company's Bylaws and also of Article 13 of the Audit Committee's Internal Regulations (available at www.gpabr.comtab IR, in Bylaws, Moral Code of Conduct, Policies and Regulations), among the main functions of this body are to ensure the quality and integrity of the accounting and financial statements, and also the Management's Report, to ensure the compliance with legal and regulatory requirements, the performance, independence and quality of work of both the external auditing companies and the Internal Auditors, the quality and effectiveness of internal control systems, evaluation and monitoring of risks, to take notice and analyze transactions with related parties, and to prepare an annual report to be submitted together with the financial statements.

The Audit Committee bases its judgment and form its opinions considering the information received from the Management, the presentations about information systems, financial statements and internal controls, as well as the outcome of the works performed by the Board of Risks, Accounting Board, Legal (Counsel) Board, and both Internal and Independent Auditors.

Activities of the Audit Committee in 2015

The Audit Committee met on 32 regular sessions, in which 144 meetings were held with members of the senior Management, internal and independent auditors, and other members of the Company's Management. The Audit Committee, represented by its Coordinator, periodically reported the main topics discussed at such meetings to the Board of Directors at its regular meetings.

The Company's Audit Committee members take turns to attend the meetings of the Fiscal Council of Via Varejo S.A. as permanent guests, in the capacity of observers (as defined by the Brazilian Corporations Act), seeking to keep informed and updated on relevant issues concerning the financial statements and/or internal controls of the Company, in particular the issues that should be considered upon receipt of the financial and accounting data of that subsidiary of the Company for equity purposes and accounting consolidation. From the end of 2015 the Coordinator of the Audit Committee began a dialogue with managers and members of the Audit Committee of the company CNOVA N.V., a new subsidiary established on May 30, 2014 headquartered in Amsterdam, the Netherlands, and listed on the stock exchanges of United States and France. In addition, such Committee's Coordinator meets regularly with the Internal Audit Director of Casino Group, based in France. On the other hand, the Chairman of the Corporate Governance Committee of the Board of Directors is a permanent guest to the Audit Committee meetings as an observer, and she attends them whenever possible.

At the request of the Audit Committee of CNOVA N.V., the Board of Directors of CBD has authorized its Audit Committee to cooperate with the investigations into inventory issues of CNOVA BRASIL as disclosed in the Notice to the Market of CNOVA N.V. of November 18, 2015 (see "Subsidiaries and affiliated companies - CNOVA NV / CNOVA Brazil" further ahead in this Report).

Meeting with the Management

The Committee met in 2015 with the executive directors and their corresponding teams to discuss the structures and operations of all areas, their work processes, any weaknesses found in the control systems, mitigating mechanisms in place and improvement plans.

Among the issues that required more attention of the Committee are:

Contingencies and Allowances - In line with the work performed in 2014, throughout the entire year 2015 the Committee monitored the amounts of allowances connected to lawsuits and administrative proceedings involving the Company. The Committee has also monitored the implementation of an action plan established by the General Counsel, aiming at adopting more efficient and modern systems and processes to monitor lawsuits in which the Company is a party.

Furthermore, based on inferred perceptions over such monitoring, the Committee held meetings with the General Counsel, the Boards of Accounting, Tax, Risks, and also with the Independent Auditors in order to resume discussions on the criteria used to rank the estimate of success rates of all lawsuits and administrative proceedings, which could serve as basis for the corresponding accounting allowances at issue, especially with regard to civil and labor lawsuits.

Still on such subject, the Committee gave special attention to the outcome of the arbitration procedure initiated at the request of Morzan Empreendimentos e Participações Ltda., whose accounting allowance effects were monitored by the Committee, as well as the progress of tax claims involving the lease by the Company of goodwill owned by third parties.

Transactions with related parties - The year 2015 marked the progress of the implementation of the Policy on Transactions with Related Parties. Accordingly, pursuant to the procedures described therein, the Audit Committee was responsible for evaluating concrete cases of compliance with the guidelines set out in such Policy to discuss and decide on cases subsequently forwarded to the Board of Directors.

Information Technology and Security - The Committee kept giving priority to monitor the progress of processes and controls involving information technology issues in order to check the action plans in the long and medium term aiming at improving Information Security. Such works are still in the implementation process. In addition, the Committee believes that the whole set of definitions of duties and responsibilities of the Company's IT management should be rethought, updated and implemented.

 The Committee also monitored the work performed by the Company's Information Security Committee, responsible for addressing the main points of attention and risk for the Company.

Human Resources - The Committee monitored the implementation of the action plan developed in 2014, the purpose of which is the establishment of a new system of management and control of information on employees of the entire Pão de Açúcar Group (GPA) for better control of aspects connected to employment history and documentation of associates, improving the People Management processes, in addition to assisting the General Counsel in obtaining data and grounds for labor claims, and thereby increasing the Company's chances of success in such claims.

The implementation of such action plan is scheduled to be completed in the first quarter of 2016, when all platforms of technology and processes adopted by the companies of Pão de Açúcar Group will be unified.

Accounting - With the Accounting Board, the Committee has reviewed and discussed with the Management, prior to the release of quarterly results and the results for the fiscal year ended on December 31, 2015, the information contained in the Financial Statements and the Notes thereto, always with the support by the Independent Auditors.

Furthermore, the Committee followed in 2015 the implementation of a system designed to consolidate the Company's financial information. In this regard, the Committee noted the progress of the system step by step, as well as the adoption of improvements from the original plan submitted in 2014, in line with the Management's planning; it is expected to be completed during the year 2016. Among the expected benefits of the budget data integration enabled by such system, the following ones are worth highlighting:

•         The integration of the Company's budget with accounting and financial reports, scheduled for the second quarter of 2016;

•         The management of the Business Units based on the projections, as the projected numbers will be loaded into the consolidation system;

•         The lack of differentiation between the granularity and details of data between the phases of actual numbers (actual monthly report) and budget stages;

•         Ensuring good-quality information for the budget data;

•         Automated coherence controls within the system, applicable to the loading of budget balances and that will prevent the process of consolidation progress, so as not to be possible to continue the validation steps without solving the consistency of controls; and

•         The cash flow production having criteria and quality identical to the actual stages.

Aspects connected to manual journal entries have also been discussed, trying to analyze and discuss the controls used in the quality of corrective entries and/or manual interventions in legacy systems not integrated yet. On this subject, levels of review by materiality and nature were maintained and improved throughout the different business units of the Group, and other projects have been started that, when completed, will bring benefits to reduce manual interference. The support of both Internal and External Auditors was requested to follow this work up and perform validation tests.

Tax issues - About the control of taxes on purchases, transfers and sales, the Committee monitored throughout the year 2015 the development of an action plan which aims at implementing systemic solutions and revision/creation processes to standardize and organize the generation of information relating to tax standards, product payment, calculation of taxes, accounting inventory management, and basic registration data. Such system is still in the implementation phase.

Finally, the Committee members have also discussed with the Company's Management about the monetization/realization methodology of tax credits, as well as credits consumption schedule; finally, a new periodic reporting format thereon was defined for the Committee to monitor it.

Inventory control, loss and breakage, products checking, and risk management related to logistics - During 2015 the Committee monitored the work Loss Prevention and logistics areas in order to optimize inventory management involving Distribution Centers, Transfer to Stores, Control in Stores. In this regard, the Committee acknowledged the team's efforts in getting significant improvements in matters connected to losses due to Inventory Shortage, Breakage (risk of lack of products on the shelves), Checking of Amounts between the exit from Distribution Centers and the arrival at the Stores, scheduled Physical Counts and Logistics procedures relating to such items.

Property management activities (“GPA Malls") - Changes in the management staff of these activities did not allow the desired action plans to achieve the expected results in 2015.

Risk Management and Internal Controls

During 2015 the Committee intensified supervision in the Company's areas of internal controls and risk management, being particularly strict to implement and consolidate the Group's Compliance area, under the responsibility of the Board of Risks, the duties of which include assisting the Management in monitoring compliance with laws, standards, policies, codes and commitments applicable to the Company in order to ensure the training of the various business areas to comply with the applicable obligations.

In addition, as regards the issue of internal controls, they were monitored and recommendations were provided by the Audit Committee throughout the year 2015:

- Company's Policies and Codes, such as the insurance policy, policy for hiring external auditors, and letter of internal controls;

- Intensive monitoring, together with the Corporate Governance Committee, the adequacy of the Company to the new Brazilian Anti-Corruption Act, i.e., Brazilian Law No. 12,846, seeking to analyze and discuss all the procedures to be implemented and the corresponding controls thereof;

- Company's procedures for full compliance with the Sarbanes-Oxley legislation requirements;

- Receipt of periodic reports received by the Company and submitted by regulatory agencies and public bodies, as well as their corresponding answers given, regarding matters within the Audit Committee's competence.

Finally, the Company's Board of Risks submitted to the Committee a study by the area with the purpose of identifying the main risks to which the Company is currently subject. From such study, 226 risks were identified, and 105 of them were prioritized; out of which 20 were considered more sensitive risks that shall be urgently mitigated.

Subsidiaries and affiliates - CNOVA NV / CNOVA Brazil

On December 18, 2015, CNOVA N.V. published a Notice to the Market reporting that problems had been found in the inventories management of CNOVA COMERCIO ELETRÔNICO S.A. (“CNOVA Brazil"), which gave rise to investigations to detect the extent thereof and possible responsibilities. Such investigations are still in progress.

Another Notice to the Market made on January 12, 2016 released by CNOVA NV addressed issues related to an update on the investigation on the inventory of CNOVA BRAZIL, assessment of inventories, and issues involving accounts payable.

Finally, on this date, February 24, 2016, a Notice to the Market disclosed by CNOVA N.V. reported adjustments to the financial statements of this company in line with previous estimates and subject to impacts in previous years in that company.

The Company's Audit Committee has been promoting discussions about internal controls and fidelity of the "financial reporting” with the Audit Committee of CNOVA N.V., as well as its independent auditors.

 Independent Auditors

Among the work performed by the Independent Auditors which had the strict supervision and monitoring of the Committee, it is worth highlighting the analysis and debate on the review of the draft of the Financial Statements before being disclosed to the market, with the examination and discussion of the implementation of the recommendations and suggestions made by the External Auditors.

Furthermore, the Committee held discussions with the External Auditors on fraud risk management, in particular on the financial statements, transactions with related parties, and unusual transactions.

Internal Auditors

The Committee had an intensive and constant interaction with the Company's Internal Auditors and, among the subjects discussed, the ones below are worth mentioning:

- Periodic reporting of claims and wrongdoing facts received by the Company through its internal communication channel (Whistleblowing) under secrecy and without identifying the whistleblower. In this sense, in addition to the examination of the concrete case subject of the complaint itself, the responsible persons analyzed and discussed the flows to investigate such claims and whistleblowing, the results of investigations and the measures to be taken in the case such events are confirmed, as well as the financial impacts of each confirmed wrongdoing; and

- Follow-up of the implementation of a computerized system to perform continuous auditing of a variety of data generated by all areas of the Company, including sales figures, with the processing of information issued by ATMs, the inventory control, tax information entries, accounts receivable and payable, among other.

Moreover, the Committee approved the Internal Audit's Work Plan for 2015 and followed its implementation up over the year.

Recommendations from the Audit Committee

The Committee recommends to the Executive Board the following actions:

- To continue the efforts to consolidate the action plans already mentioned in the areas of:

o     Compliance, not yet fully implemented;

o     General Counsel, in order to complete the action plan already in progress, especially connected to taxes on purchases, sales and transfers, and assessments of litigation risks;

o     Information Technology, mainly aimed at updating and modernizing the definition of roles and responsibilities of IT management at corporate level

o    Management of People, aiming at completing the implementation of the new management and control system of employee information for the entire Pão de Açúcar Group (GPA),

o    Accounting, with the purpose of completing the implementation of the new system to consolidate financial information and accounting records of all the companies of the Pão de Açúcar Group (GPA)

o    Inventory control, loss and breakage, checking of products, and risk management related to logistics aiming at optimizing the constant accuracy in both the physical and accounting inventory control and calculation of taxes levied thereon

o     "Malls", to define and implement strategies aimed at achieving greater efficiency in the management of assets in this area

o      To perform a better definition of responsibilities to supervise internal controls and financial reporting of the subsidiaries of CNOVA N.V.

Conclusion

The Audit Committee is of the opinion that all items featured in the "Recommendations" section hereinabove whose Action Plans are still in progress were subject of and surrounded by satisfactory mitigative procedures aiming at minimizing any Internal Controls risks that could impact the Company's Financial Statements as of December 31, 2015.

The Audit Committee understands that all the relevant facts which came to its knowledge as a result of the works performed as described in this Report are properly disclosed in the Management's Report and the audited Financial Statements as of December 31, 2015; accordingly, the Audit Committee recommends the approval thereof by the Board of Directors.

Sao Paulo (SP - Brazil), February 24, 2016.

L. Nelson Carvalho - Coordinator of the Committee; Accounting, Financial and Auditing Specialist.

Eleazar de Carvalho Filho, Representative of the Board of Directors on the Audit Committee and also Financial Specialist.

Pedro Oliva Marcilio de Sousa.

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended December 31, 2015, authorizing the conclusion on this date.

São Paulo, February 24, 2016.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended December 31, 2015, issued on this date.

São Paulo, February 24, 2016.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Companhia Brasileira de Distribuição

Balance Sheet

Years ended December 31, 2015 and 2014

 (In millions of Reais)

		Parent Company		Consolidated
Assets	Note	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Current
Cash and cash equivalents	7	2,247	2,923	11,015	11,149
Trade accounts receivable, net	8	387	305	3,218	3,210
Other accounts receivable,net	9	133	75	358	295
Inventories	10	2,828	2,487	8,989	8,405
Recoverable taxes	11	357	105	1,102	808
Assets held for sale		2	2	15	22
Dividends receivable		116	154	-	26
Prepaid Expenses		74	41	157	130
Other receivables		32	26	144	88
Total current assets		6,176	6,118	24,998	24,133

Noncurrent

Trade accounts receivable, net	8	-	-	98	105
Other accounts receivable,net	9	67	82	625	636
Inventories	10	-	-	-	172
Recoverable taxes	11	534	392	2,445	2,136
Deferred income and social contribution taxes	20	50	56	564	491
Related parties	12	1,076	398	309	313
Restricted deposits for legal proceedings	22	459	420	999	857
Prepaid Expenses		19	25	50	37
Investments	13	5,178	8,391	382	401
Investment Properties		24	24	25	25
Property and equipment,net	14	6,525	6,125	10,398	9,699
Intangible assets	15	1,320	1,195	6,609	6,495
Total noncurrent assets		15,252	17,108	22,504	21,367
Total assets		21,428	23,226	47,502	45,500

The accompanhying notes are and integral part of these financial statements

Companhia Brasileira de Distribuição

Balance Sheet

Years ended December 31, 2015 and 2014

 (In millions of Reais)

		Parent Company		Consolidated
Liabilities	Note	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Current
Trade accounts payable	16	4,103	3,180	15,485	13,322
Suppliers - structured program		-	-	1,055	-
Loans and financing	17	828	2,895	3,814	6,594
Payroll and related charges		390	335	1,023	864
Taxes, contributions payable and taxes installments	19	135	183	830	867
Related parties	12	268	1,751	563	261
Dividends payable	25.8	-	194	1	321
Accounts payable related to acquisition of companies	21	-	-	76	73
Financing related to acquisition of real estate		100	80	113	98
Rent payable		83	52	151	115
Deferred revenue	24	28	4	420	214
Pass-through liabilities		43	8	398	429
Loyalty programs		27	35	30	38
Other accounts payable		370	108	1,271	652
Total current liabilities		6,375	8,825	25,230	23,848

Noncurrent
Loans and financing	17	3,277	2,631	4,164	3,134
Deferred income and social contribution taxes	20	-	-	1,184	1,133
Tax payable in installments	19	572	617	572	617
Provision for contingencies	22	490	483	1,396	1,344
Accounts payable related to acquisition of companies	21	-	-	28	57
Deferred revenue	24	32	65	1,223	834
Provision for negative equity		195	-	-	-
Other accounts payable		23	25	49	51
Total noncurrent liabilities		4,589	3,821	8,616	7,170
Shareholders equity
Share capital	25	6,806	6,792	6,806	6,792
Capital reserves	25	302	282	302	282
Profit reserves	25	3,440	3,505	3,440	3,505
Cumulative translation adjustments		(84)	1	(84)	1
		10,464	10,580	10,464	10,580
Non-controlling interest		-	-	3,192	3,902
Total shareholders’ equity		10,464	10,580	13,656	14,482

Total liabilities and shareholders’ equity		21,428	23,226	47,502	45,500

The accompanhying notes are and integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Income

Years ended December 31, 2015 and 2014

(In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Net sales from goods and services	26	22,465	22,249	69,115	65,525
Cost of goods sold and services sold	27	(16,342)	(16,015)	(53,002)	(48,580)
Gross profit		6,123	6,234	16,113	16,945
Operating income (expenses)
Selling costs	27	(3,950)	(3,622)	(11,291)	(10,303)
General and administrative	27	(483)	(562)	(1,711)	(1,484)
Depreciation and amortization		(479)	(435)	(963)	(821)
Equity pickup	13	116	775	112	108
Other operating income (expenses), net	28	(260)	(354)	(684)	(441)
		(5,056)	(4,198)	(14,537)	(12,941)
Profit before Net finance income, Taxes and employees’ profit sharing		1,067	2,036	1,576	4,004

Net financial expenses	29	(762)	(614)	(1,648)	(1,508)

Profit(loss) before income and social contribution taxes and employees’ profit sharing		305	1,422	(72)	2,496

Income and social contribution taxes	20	(54)	(152)	(242)	(736)

Net income (loss) for the year		251	1,270	(314)	1,760
Attributed to:
Controlling shareholders		251	1,270	251	1,270
Noncontrolling shareholders		-	-	(565)	490
				-	-
Earnings per share (R$/share)	30	2015	2014
Basic
Preferred		0.97858	4.96661
Common		0.88961	4.51445
Diluted
Preferred		0.97609	4.95197
Common		0.88897	4.51276

The accompanhying notes are and integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Comprehensive Income

Years ended December 31, 2015 and 2014

(In millions of Reais)

		Parent company		Consolidated
	Note	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Net income (loss) for the year		251	1,270	(314)	1,760

-Items that will not be reclassified to profit or loss
Defined benefit plan		(1)	(1)	(2)	(2)
Adjustments to financial instruments	18.2	(1)	-	(1)	-

-Items that will be reclassified subsequently to profit or loss:
Accumulated translation adjustment		(83)	2	(211)	6

Comprehensive income for the year		166	1,271	(528)	1,764

Attributed to:
Controlling shareholders				166	1,271
Noncontrolling shareholders				(694)	493
				(528)	1,764

The accompanhying notes are and integral part of these financial statements

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity

Years ended December 31, 2015 and 2014

 (In millions of Reais)

		Capital reserves		Profit reserves
	Paid-inCapital	Other Reserves	Granted Options	Legal	Expansion	Treasury Shares	Profit Retention	Accumulated Profit/Loss	Other comprehensive Income	Shareholders Equity	Non- controlling Interest	Total
Balance at December 31, 2013	6,764	7	226	354	461	(7)	1,678	-	-	9,483	3,229	12,712

Capital increase (note 25.1)	28	-	-	-	-	-	-	-	-	28	-	28
Transfer to expansion reserve(note 25.4)	-	-	-	-	674	-	(674)	-	-	-	-	-
Stock options granted(note 25.5)	-	-	37	-	-	-	-	-	-	37	-	37
Stock options granted - subsidiaries(note 25.5)	-	-	12	-	-	-	-	-	-	12	17	29
Profit for the year	-	-	-	-	-	-	-	1,270	-	1,270	490	1,760
Other comprehensive income
Exchange variation on foreign investments	-	-	-	-	-	-	-	-	2	2	4	6
Defined benefit plan - actuarial losses	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Other comprehensive income - for the period	-	-	-	-	-	-	-	1,270	1	1,271	493	1,764
Transfer from profit to:
legal reserve (note25.4)	-	-	-	63	-	-	-	(63)	-	-	-	-
Proposed dividends (note25.8)	-	-	-	-	-	-	-	(302)	-	(302)	(126)	(428)
Transfer to profit retention	-	-	-	-	-	-	905	(905)	-	-	-	-
Transactions with noncontrolling interest(note25.9)	-	-	-	-	-	-	(28)	-	-	(28)	24	(4)
Cnova N.V. offering shares (note13.1ii)	-	-	-	-	-	-	132	-	-	132	279	411
Corporate restructuring (note13.1iii)	-	-	-	-	-	-	(53)	-	-	(53)	(14)	(67)
Balance at December 31, 2014	6,792	7	275	417	1,135	(7)	1,960	-	1	10,580	3,902	14,482

Capital increase (note25.1)	14	-	-	-	-	-	-	-	-	14	-	14
Transfer to expansion reserve(note 25.4)	-	-	-	-	1,489	-	(1,489)	-	-	-	-	-
Stock options granted(note 25.5)	-	-	11	-	-	-	-	-	-	11	-	11
Stock options granted - subsidiaries(note 25.5)	-	-	9	-	-	-	-	-	-	9	5	14
Profit (loss) for the year	-	-	-	-	-	-	-	251	-	251	(565)	(314)
Other comprehensive income
Exchange variation on foreign investments	-	-	-	-	-	-	-	-	(83)	(83)	(128)	(211)
Adjustments to financial instruments	-	-	-	-	-	-	-	-	(1)	(1)	-	(1)
Defined benefit plan – actuarial losses	-	-	-	-	-	-	-	-	(1)	(1)	(1)	(2)
Other comprehensive income	-	-	-	-	-	-	-	251	(85)	166	(694)	(528)
Transfer from profit to:
Legal reserve(note25.4)	-	-	-	13	-	-	-	(13)	-	-	-	-
Mandatory minimum dividends (note25.8)	-	-	-	-	-	-	-	(60)	-	(60)	-	(60)
Prepaid dividend (note25.8)	-	-	-	-	-	-	-	(55)	-	(55)	-	(55)
Transfer to profit retention	-	-	-	-	-	-	123	(123)	-	-	-	-
Transactions with noncontrolling interest (note 25.9)	-	-	-	-	-	-	(42)	-	-	(42)	(2)	(44)
Settlement of Equity Instrument(note25.7)	-	-	-	-	-	-	(150)	-	-	(150)	-	(150)
Put option - CD Colombia (note 21)	-	-	-	-	-	-	(9)	-	-	(9)	(19)	(28)
Balance at December 31, 2015	6 ,806	7	295	430	2,624	(7)	393	-	(84)	10,464	3,192	13,656

The accompanhying notes are and integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2015 and 2014

(In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Cash flow provided by operating activities
Profit (loss) for the year		251	1,270	(314)	1,760
Adjustment to reconcile profit (loss)
Deferred income tax	20	59	68	31	222
Loss on permanent assets written off		36	22	125	58
Depreciation and amortization		523	477	1,104	931
Financial charges		698	581	1,154	1,118
Equity pickup	13	(116)	(775)	(112)	(108)
Provision for contingencies		2	109	246	309
Share-based payment		20	47	25	47
Allowance for doubtful accounts	8.3	-	(3)	552	518
Provision for obsolescence, losses and breakage	10	4	(2)	65	35
Other operating expenses		91	310	15	150
Deferred revenue	24	(25)	(15)	(161)	(32)
Gain in sale of subsidiaries		-	-	-	(16)

		1,543	2,089	2,730	4,992
Changes in assets and liabilities
Trade accounts receivable		(82)	10	(404)	(922)
Inventories		(286)	(319)	(252)	(1,503)
Recoverable taxes		(76)	3	(437)	(476)
Other assets		(71)	(25)	(85)	(69)
Related parties		(143)	(375)	(324)	(253)
Restricted deposits for legal proceedings		(11)	9	(82)	(20)
Trade accounts payable		923	548	2,550	3,556
Payroll, related charges and taxes payable		55	(33)	159	72
Taxes and social contributions payable		(146)	(606)	(192)	(432)
Payments of contingencies		(62)	(163)	(351)	(257)
Deferred revenue		22	54	750	492
Other liabilities		39	(239)	433	(188)
Dividends receivable		605	-	152	-
Marketable securities		-	-	-	24

		767	(1,136)	1,917	24

Net cash provided by operating activities		2,310	953	4,647	5,016

The accompanhying notes are and integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2015 and 2014

(In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Cash flow used in investing activities
Acquisition of property and equipment	14	(642)	(438)	(1,581)	(1,379)
Increase in intangible assets	15	(105)	(118)	(419)	(518)
Sales of property and equipment		39	19	82	59
Net cash of acquisition and corporate reestructuring	1.3 a	100	3	-	168
Acquisition of subsidiary	13.1 v / 13.1 iv	-	-	51	20
Net cash flow investment activities		(608)	(534)	(1,867)	(1,650)

Cash flow from financing activities
Capital increase		14	28	14	28
Loans obtained	17.2	1,154	1,661	6,389	6,780
Payments	17.2	(3,233)	(1,761)	(9,301)	(7,519)
Payments of dividends		(309)	(258)	(434)	(258)
Transactions with non-controlling interest		(4)	(8)	(4)	(8)
Financing with Related parties		-	-	404	-
Subsidiary acquisition		-	-	(74)	(67)
Cash from shares offering, less issuance costs		-	(9)	-	408
Net cash flow financing activities		(2,378)	(347)	(3,006)	(636)

Net increase (decrease) in cash and cash equivalents		(676)	72	(226)	2,730

Exchange rate in cash and cash equivalents		-	-	92	52

Cash and cash equivalents at the beginning of the year		2,923	2,851	11,149	8,367
Cash and cash equivalents at the end of the year		2,247	2,923	11,015	11,149
Net increase (decrease) in cash and cash equivalents		(676)	72	(134)	2,782

The accompanhying notes are and integral part of these financial statements

The main non-cash transactions are disclosed in the notes 1.3, 13.1 (iii), 13.1 (v), 14.3, 15.5, 18.1, 19, 20, 22, 25.9 e 28.

Companhia Brasileira de Distribuição

Statement of Value Added

Years ended December 31, 2015 and 2014

(In millions of Reais)

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Revenues
Sales of Goods, Products and Services	24,308	24,144	76,933	72,803
Allowance for/Reversal of Doubtful Accounts	-	3	(552)	(518)
Other Revenues	(11)	39	20	14
	24,297	24,186	76,401	72,299
Products Acquired from Third Parties
Costs of Products, Goods and Services Sold	(16,722)	(16,569)	(53,766)	(49,959)
Materials, Energy, Outsourced Services and Other	(2,239)	(2,196)	(6,833)	(6,111)
	(18,961)	(18,765)	(60,599)	(56,070)

Gross Value Added	5,336	5,421	15,802	16,229

Retention
Depreciation and Amortization	(523)	(477)	(1,104)	(931)

Net Value Added Produced	4,813	4,944	14,698	15,298

Value Added Received in Transfer
Investments	116	775	112	108
Financial Income	236	201	794	687
Total Value Added to Distribute	352	976	906	795

Distribution of Value Added	5,165	5,920	15,604	16,093

Personnel	2,639	2,399	7,397	6,440
Direct Compensation	1,783	1,633	5,424	4,664
Other	95	84	261	241
Benefits	595	538	1,198	1,141
Government Severance Indemnity Fund for Employees (FGTS)	166	144	514	394
Taxes, Fees and Contributions	768	974	4,488	4,185
Federal	450	692	3,028	2,935
State	189	187	1,197	1,012
Municipal	129	95	263	238
Value Distributed to Providers of Capital	1,507	1,277	4,033	3,708
Interest	994	815	2,435	2,195
Rentals	513	462	1,598	1,513
Value Distributed to Shareholders	251	1,270	(314)	1,760
Dividends	115	302	115	302
Retained Earnings/ Accumulated Losses for the Period	136	968	136	968
Noncontrolling Interest	-	-	(565)	490
Total Value Added Distributed	5,165	5,920	15,604	16,093

The accompanhying notes are and integral part of these financial statements

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

The accompanhying notes are and integral part of these financial statements

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Subsidiaries that are public companies: Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova  N.V (“Cnova Holanda”) which has its shares listed in Nasdaq Global Select Market under ticker symbol “CNV” and in Euronext Paris under ticker symbol “CNV”.

After August 19, 2015, the Company started to be indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), through a transaction with the holding companies of Casino Guichard Perrachon (“Casino”), which continue being the final controller, there is no impact in these financial statements since this is a shareholder´s transaction.

1.1.   Arbitration request by Morzan

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to idemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”), since both companies did not comply with the terms from the Share Purchase Agreement executed by the subsidiary Mandala Empreendimentos e Participações S.A., on June 8, 2009 (“Agreement”) for the acquisition of 86,962,965 registered commom shares with no par value, which then represented 70.2421%of the total and voting capital of Globex Utilidades S.A. (currently Via Varejo S.A.).

On November 17, 2015, the Company filled a request demanding the suspension of arbitral decision before Cour d’Appel de Paris. The Company has until April 2016 to present the reasons that support the request.

On January 27, 2016 , ICA issued a addendum decision  in which (i) declared inadmissible the requests of the Company and Wilkes ; (ii) partially accepted the request of the Company and Wilkes about correction on calculation of the fees and expenses payable to Morzan, showing a reduction of US$ 225 thousands of dollars ; and ( iii ) partially accepted the request of Morzan about the correction on the calculation of the fees and expenses payable to Morzan , showing an increase of US$ 30 thousands of dollars .

The amount initially estimated to the Company is R$ 200 and is recorded in current liabilities “Other payables”, with effect of income tax of R$50, and a net effect of R$ 150 on “profit reserve”. See further details on note 25.7. On December 31, 2015 the account payable recorded is R$ 233, including interest calculated based on ICA decision and legal fees expenses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

1.2.   Performance Commitment Agreement

The Company, its subsidiary Via Varejo S.A (“Via Varejo”) and Casa Bahia Comercial Ltda. (“CB”), jointly “Compromisers” and the Brazilian Antitrust Agency ("CADE") entered into a Performance Commitment Agreement ("PCA") to approve the Partnership Agreement signed between CBD and CB on December 4, 2009 and amended on July 1, 2010. As the main purpose of PCA, Via Varejo had the major obligation of selling 74 stores located in 54 municipalities distributed in six states and the Federal District.

1.      Corporate information - Continued

From the 74 stores, 32 were not sold. Therefore, in accordance with the PCA, these stores had its activities ceased between May and June, 2014, with the payment of penalty in the amount of R$12, recorded in 2014. According to CADE´s authorization, after 6 months closed, 16 stores were reopened in November 2014.

In relation to 42 stores remaining, they were all sold between October 2013 and January 2014, through direct sales to other companies and open auctions. Such sales were duly approved by CADE. In 2015, these 42 stores, 19 were not sold due to failed negotiations between some acquirers and building owners, resulting to the subsidiary Via Varejo a fine payment in the amount of R$ 7 to the CADE and loss in fixed assets of R$ 7. Of the 19 stores, 4 were closed and 15 still remain to be closed in next months.

Via Varejo sold and transferred 15 stores generating a gain of R$8, recognized in the current earnings.

The transfer of 8 stores is still in process of negotiation.This process has been monitored by CADE, which has been monitoring the fulfillment of the obligation taken in the PCA, having the Company subject to present the information required.

1.3.   Merger of subsidiaries

a)     Sé

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of subsidiary Sé Supermercados Ltda by the Company, in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits.

Effects in individual statements on December 31, 2015 due to merger of Sé subsidiary are summarized below. Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of income:

12.31.2015
Assets
Cash and cash equivalents	100
Other accounts receivable	56
Inventories	59
Tax recoverable	14
Total current assets	229

Other accounts receivable	4
Tax recoverable	3
Related parties	2,707
Property and equipment,net	228
Intangible	2
Total non current assets	2,944

Total assets	3,173

Liabilities
Loans (note 17.2)	1
Related parties	390
Other accounts payable	45
Total current liabilities	436

Loans(note 17.2)	21
Other accounts payable	6
Total non current liabilities	27

Total liabiliities	463
Net assets merged	2,710

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information - Continued

b)    Nova Holding

The Extraordinary Shareholders’ Meeting held on December 22, 2015 approved the incorporation of Nova Holding subsidiary by the Company, in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits and optimizing corporate group’s structure.

Effects in individual statements on December 31, 2015 due to merger of Nova Holding subsidiary are summarized below. Since it is a fully consolidated subsidiary merger there is no impact in the consolidated financial statements neither in individual statement of income:

12.31.2015
Assets
Other accounts receivable	3
Tax recoverable	29
Total current assets	32

Other accounts receivable	262
Tax recoverable	2
Investment	(65)
Total non current assets	199

Total assets	231

Liabilities
Related parties	226
Other accounts payable	5
Total current liabilities	231

Total liabiliities	231

Net assets	-

c)     Other subsidiaries

The Extraordinary Shareholders’ Meeting held on December 29, 2014 approved the merger of the wholly-owned subsidiaries Vedra Empreendimento e Participações S/A, ECQD Participações Ltda., APE SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., GPA 5 Empreendimentos e Participações S/A, GPA 4 Empreendimentos e Participações S/A., Monte Tardeli Empreendimentos e Participações S/A, P.A. Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. and Duque Conveniências Ltda. by the Company in order to unify these companies’ activities and management. This merge will result in substantial administrative, economic and financial benefits.

The effects on the parent company’s balance sheet of December 31, 2014, as a result of the above merger of the subsidiaries above are described below. There were no impacts on the consolidated financial statements or in the individual statement of income since the incorporated companies are fully consolidated subsidiaries.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

c)     Other subsidiaries - continued

Assets	12.31.2014

Cash and cash equivalents	1
Other accounts receivable	2
Recoverable taxes	1
Total current assets	4

Other accounts receivable	54
Deferred income and social contribution taxes	3
Related parties	38
Investments	12
Intangible	39
Total noncurrent assets	146
Total Assets	150

Liabilities

Related parties	24
Other accounts payable	3
Total current liabilities	27

Other accounts payable	1
Total noncurrent liabilities	1
Total liabilities	28

Net assets	122

1.4.   Cnova’s Investigation

As announced by Company and its subsidiary Cnova N.V, on December 18, 2015, investigation conducted by law firms has been established on the employee’s practices in inventories management. During investigation course  other issues have been added to investigation, related to accounting matters, announced to the market January 12, 2016.

Based on the work performed it was identified the following effects:

Accounts	Inventories (a)	Suppliers (b)	Loss products with Carriers (c)	Total

Net sales from goods and services	-	-	(110)	(110)
Cost of goods sold and services sold	(47)	(55)	4	(98)
Selling costs	-	-	31	31
Impact in the net income	(47)	(55)	(75)	(177)

Inventories	(47)	-	-	(47)
Other accounts receivables	-	-	(75)	(75)
Impact in total assets	(47)	-	(75)	(122)

Suppliers	-	(55)	-	(55)
Impact in total liabilities	-	(55)	-	(55)

(a)   Cnova´s management supported by the law firms and external consultants counted the physical inventory items as of December 31, 2015, of all of the seven Distribution Centers of Cnova Brasil. The results of this count did not indicate any significant difference in the number of items in the inventory. Therefore, it were identified discrepancies in the damage or returned products, requiring additional provision  of R$47.

(b)   Management verified that some incorrect entries related mainly to accounts payable were intentionally recorded wrongly, resulting in a complement of trade payables of R$55.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information – Continued

c)    Other subsidiaries - continued

(c)   Management identified an overstated amount in net sales and other accounts receivable. As per the practices of client service of Cnova Brasil, clients receive a substitute product every time the merchandise originally ordered, is not received, items are damaged or in inadequate conditions. This second transaction is cancelled when Cnova Brasil has the item returned. Management determined that a substantial part of the second transactions was not reversed, even in the conditions that the original merchandise was never returned to Cnova Brasil. Therefore there were existing procedures to periodically evaluate old pending returns to estimate the accounting impacts, such procedures failed in reverse incorrect sales. This procedure resulted in a reduction of R$75 loss of goods in transit with carriers, being R$110 as a reduction of net sales and reduction of selling costs of R$31.

The effects related to prior years arising from the investigation, representing 45% of total effect recorded in 2015, were evaluated and concluded as immaterial by Company’s management considering the impact on each caption of the financial statements, as well as in relation financial statements taken as a whole. Such conclusion was reached by Company’s management after considering quantitative and qualitative aspects related to the matter.

In preparing the financial statements for the year ended December 31, 2015, the Company considered all available information and does not believed  that new information from investigation conducted by law firms may impact or change significantly the adjustments described above, recorded in this financial statements.

2.      Basis of preparation

The individual and consolidated financial statements (“Financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil(law 6,404/76 and standards issued by Comitê de Pronunciamentos Contábeis (“CPC”) and  approved by the Brazilian Securities and Exchange Commission (“CVM”)).

The financial stamentes have been prepared on the historical cost basis except for certains financial instruments measured at their fair value. All the relevant infomation related to the financial statements, and only the relevant ones, are being disclosed and are the relevant practices used in the management.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of subsidiaries located abroad is the local currency.

The financial statements for the year ended December 31, 2015 was approved by the Board of Directors on February 24, 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	12.31.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)(****)	-	-	100.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	68.86	31.14	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	99.99	0.01	100.00	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”)	100.00	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”)	100.00	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”)	100.00	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”)	100.00	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”)	100.00	-	100.00	-
Nova Pontocom Comércio Eletrônico S.A (“Nova Holding”) (****)	-	-	47.48	23.90
Marneylectro S.A.R.L (antiga Jaipur Financial Markets S.A.R.L) (“Luxco”)	53.20	19.03	2.65	68.87
Marneylectro B.V (antiga Jaipur Financial Markets B.V) (“Dutchco”)	-	72.23	-	71.52
Cnova N.V (“Cnova Holanda”)	-	36.09	-	35.73
Cnova Comércio Eletrônico S/A (”Cnova Comércio Eletrônico”)	-	36.09	-	35.73
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	36.09	-	35.73
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	36.09	-	35.73
Cdiscount S.A (“CDiscount”)	-	36.09	-	35.73
Cnova Finança B.V (“Cnova Finança”)	-	36.09	-	35.73
Financière MSR S.A.S (“Financière”)	-	36.02	-	35.67
E-Trend SAS France (“E-Trend”) (***)	-	-	-	35.67
Cdiscount Afrique S.A.S (“CDiscount Afrique”)	-	36.02	-	35.67
CD Africa SAS (“CD Africa”)	-	30.62	-	30.32
Cdiscount International BV The Netherlands (“Cdiscount Internacional”)	-	36.02	-	35.67
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”)	-	21.61	-	21.40
CLatam AS Uruguay (“CLatam”)	-	25.21	-	24.97
Cdiscount Colombia S.A.S (“CDiscount Colombia”)	-	18.38	-	18.20
C Distribution Thailand Ltd. (“C Distribution Thailand”)	-	15.13	-	14.98
E-Cavi Ltd Hong Kong (“E-Cavi”)	-	17.29	-	17.12
Cdiscount Vietnam Co Ltd. (“CDiscount Vietnam”)	-	17.29	-	17.12
Cnova France SAS (“CNova France”)	-	36.09	-	35.73
Cdiscount Côte d'Ivoire SAS Ivory Coast (“CDiscount Côte”) (**)	-	30.62	-	-
Cdiscount Sénégal SAS (“CDiscount Sénégal”) (**)	-	30.62	-	-
Cdiscount Panama S.A. (“CDiscount Panama”) (**)	-	25.21	-	-
Cdiscount Cameroun SAS (“CDiscount Cameroun”) (**)	-	30.62	-	-

(*) Excluding treasury shares

(**) Companies consolidated into e-commerce segment, located abroad, on which the Company had no interest in 2014 and they were opened in 2015

(***) The subsidiary Cdiscount sold 100% of its interest in the company E-trend to the controlling shareholder Casino by the amount of R$99, with net effect in income statemen t is R$2. The net sales this activity represent R$ 49 in the year ended December 31, 2015.

(****) Incorporated company (see note 1.3) .This merging had no effect on consolidated financial statements neither in the result  and shareholders’ equity of  Parent Company.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	12.31.2015		12.31.2014
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”) (**)	-	25.21	-	-
Cdiscount Uruguay S.A. (“CDiscount Uruguay”) (**)	-	25.21	-	-
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (**)	-	27.18	-	-
Cdiscount Moncorner (“CDiscount Moncorner”) (**)	-	35.87	-	-
3W SAS (“3W”) (**)	-	35.87	-	-
3W Santé SAS (“3W Santé”) (**)	-	33.18	-	-
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43.35	-	43.35
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43.35	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43.35	-	43.35

Associates
Financeira Itaú CBD S/A Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41.93	-	41.93

 (**) Companies consolidated into e-commerce segment, located abroad, companies of which the Company had no interest in 2014 because they were created in 2015.

In the individual interim financial information, equity interests are calculated considering the percentage held by CBD or its subsidiaries. In the consolidated interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.   Subsidiaries

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determination of which subsidiary are controlled by the Company and the proceedings of integral consolidation are in accordance with the principles and concepts established by IFRS 10 (CPC 36- R3)

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period as those of the Company, using consistent accounting policies, All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The main direct or indirect subsidiaries, included in the consolidation and the percentage of the Company’s interest comprise:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.2.   Subsidiaries – continued

(i)    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares units, Novasoc is included in the consolidated financial statements, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the allocation of its profit or loss does not require to be proportional to the interest held in the company, being 99.98% of interest attributable to the Company.

(ii)   Via Varejo

The Company holds 43.35% of Via Varejo’s total shares and holds 62% of Via Varejo’s voting shares, giving the control of this subsidiary”.

(iii)  Sé  Supermercados and Sendas

The Company holds, directly or indirectly, 100% of the capital of Sendas, which operates in the retail trade segment, mainly in the State of Rio de Janeiro, additionally, the Sé Supermercados operated supermarkets and hypermarkets, mainly in the State of São Paulo, which was merged on December 22,2015 , as per note 1.3

(iv)  Barcelona and Xantocarpa

Company holds direct or indirectly, 100% of the capital of this entities, that combined hold cash and carry segments operation, under banner “ASSAI”.

(v)   GPA M&P

The GPA M&P has as objectives manage and operate the Company’s real estate activities.

(vi)  Nova Holding  and Cnova Holanda

Nova Holding is the Company of the e-commerce segment that sells products of any type to final customers through the websites: www.extra.com.br, www.pontofrio.com.br, www.casasbahia.com.br, www.barateiro.com.br, www.partiuviagens.com.br and the Cdiscount group company, as described in the note 13.1. Nova Holding was merged on December 22, 2015 and the Company obtained the control over subsidiary Cnova N.V, through the holdings Marneylectro S.A.R.L and Marneylectro B.V.

3.3.   Associates – BINV and FIC

The accounting treatments used by the Company for the purposes of calculation of the effects from its affiliates, representing entities in which the Company has significant influence but does not control their activities, follow the CPC 18 R2 determinations (IAS 28), as follows:

•         Initial recognition at cost or fair value, as each case, and its results are accounted for under the equity method.

•         Changes recognized directly in equity of associated companies, the Company recognizes its share of any changes and discloses, as appropriate, in the statement of changes in equity.

•         Any gains or unrealized losses resulting from transactions between the Company and the associates are eliminated to the extent of the interest in the associates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.3.   Associates – BINV and FIC - continued

•         The financial statements of associates are prepared on the same closing date as the Company and when necessary, adjustments are made to harmonize the accounting policies of the Company.

The Company’s investments in its associated companies FIC and BINV, both entities that finance sales directly to GPA and Via Varejo customers are resulted from an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo.

The Company has significant influence in operating decisions of FIC through the Board of Directors of this associate.

FIC’s summarized financial statements are as follows:

	12.31.2015	12.31.2014

Current assets	3,894	3,815
Noncurrent assets	38	35
Total assets	3,932	3,850

Current liabilities	3,070	2,963
Noncurrent liabilities	15	15
Shareholders’ equity	847	872
Total liabilities and shareholders’ equity	3,932	3,850

Statement of income:	12.31.2015	12.31.2014
Revenues	1,118	1,025
Operating income	370	397
Net income for the period	226	220

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

4.     Significant accounting policies

4.1.   Financial instruments

Financial assets are initially recognized at fair value when the Company or its subsidiaries assume contractual rights to receive cash or other financial asset contracts in which they are part. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or have been transferred substantially all the risks and benefits to third parties. Assets and liabilities are recognized when rights and obligations are retained by the company.

Financial liabilities are recognized when the Company or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third-party obligations through a contract in which they are part of. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

Financial instruments measured at amortized cost are subsequently measured at initial recognition at the effective interest rate. Interest income and expenses, monetary and exchange variation, net of estimated losses for not receiving financial assets, are recognized when incurred in the statement of income as financial income and expenses.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.1.   Financial instruments - continued

The Company, montly, evaluates the monthly estimated amount of loss by not received financial assets. An estimate of loss is recognized when there is objective evidence that the Company or its subsidiaries will not collect all amounts to receive based on their due dates. For the calculation, the Company considers historical losses, historical statistical data, portfolio aging and the assessment of the likelihood of further deterioration of the portfolio, taking into account macro-economic factors and market. When the collection of accounts receivable is unlikely, both book value and its loss estimate are recognized in the income statement. Subsequent recoveries are recognized when incurred under the caption selling expenses in the income statement for the year.

Note 18 provide detailed information about financial instruments and further details on how it is measured.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of IAS 39 are classified according the purpose for which they were acquired or contracted within the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, and (iii) available-for-sale and (iv)investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value, and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries includes cash and cash equivalents, trade accounts receivable, related parties receivables and derivative financial instruments.

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period. Interest rates, monetary restatement, exchange rate variation and variations arising from fair value measurements are recognized in the income statement for the year as financial income or expense, as incurred.

•          Loans and receivables: represent non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, they are measured at amortized cost using the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the income statement as finance income or expense, when incurred; and

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.1.   Financial instruments – continued

(i)      Financial assets - continued

•          Held-to-maturity financial assets: represent financial assets and liabilities that cannot be classified as loans and receivables (as they are quoted in an active market), and are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned which is recorded as finance income or expense in profit or loss for the year using the effective interest rate method.

•         Available-for-sale financial instruments: items that do not meet the classification criteria in other categories. These items are measured  at fair value, however, with an adjustment recognized in  a separate account in shareholders´equity.

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•          Its right to receive cash flows has expired; and

•          The Company and its subsidiaries have transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an on lending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company and its subsidiaries have transferred their rights to receive cash flows from an asset or have entered into an on lending agreement, and have neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and their subsidiaries.

Impairment of financial assets

At the end of the reporting periods, the Company and its subsidiaries assess whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered (and only if) when there is objective evidence resulting from one or more events that have occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when this data indicates a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Specifically in relation to loans and receivables, the Company, and its subsidiaries, firstly, verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, if Should the Company and its subsidiaries determine the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company and its subsidiaries classify it in a group of financial assets with similar credit risk characteristics which are evaluated collectively.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.1.   Financial instruments – continued

(i)       Financial assets - continued

The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement, Interest revenue is recorded in the financial statements as part of finance income, In the case of loans or investments held to maturity with a variable interest rate, the Company and its subsidiaries measure the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event that has occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement, If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of IAS 39 (CPC38) are classified as loans, borrowings or derivative financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company and its subsidiaries’ financial liabilities include trade accounts payable, loans and financing, debentures, financing related to acquisition of real state and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

(ii)    Financial liabilities- continued

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

4.2.   Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to their market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized as financial income or expense.

4.3.   Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

For the purposes of hedge accounting, these are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.3.   Hedge accounting - continued

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as fair value  hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

4.4.   Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

4.5.   Trade accounts receivable

Trade receivables are stated and maintained in the balance sheet at their nominal sales amounts less an allowance for doubtful accounts, which is recorded based on historical loss experience and risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade accounts receivables refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM.The EIM amortization are included in net finance income (costs) in the income statement. Impairment expenses are recognized in the income statement.

At the end of each reporting period, the Company and its subsidiaries assess if the financial assets or group of financial assets are impaired.

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Receivables are considered uncollectable, therefore, written off definitely after 180 days past due.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies - continued

4.6.   Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

4.7.   Supplier Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in income when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus.

4.8.   Present value adjustment of assets and liabilities

Until 2014, the Company recorded the adjustment to present value (“PVA”) over the credit card receivables without interest, even considering that receivables were not long term (in average due in 4 months) and the impacts not significant on the short term. The reversal of the adjustment recorded was made in the net sales, once the financing to clients is part of the Company´s business. In 2015, the accounting practice of recording PVA over the short-term credit card receivables was discontinued, because of its immateriality on quarterly and annual financial statements, high cost to control and consequent irrelevance for understanding Company’s operation.

The long term assets and liabilities continue to be adjusted, considering the contractual cash flows and respective interest rate, implicit or explicit.

4.9.   Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and it subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.9.   Impairment of non-financial assets - Continued

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount, In assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

4.10.Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any.This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements	4.41%
Data processing equipment	20.93%
Software	11.81%
Facilities	7.88%
Furniture and fixtures	10.58%
Vehicles	21.52%
Machinery and equipment	9.22%
Decoration	20.00%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in profit or loss for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year-end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2015 with no significant changes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.11.Capitalization of interest

Interest on loans directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.Investments properties

Investment properties are measured at historical cost, including transaction costs. After the initial recognition, they are stated at cost, net of accumulated depreciation and or impairment loss, if is applicable

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also transferred when there is an intention to sell it and, in this case, it is classified as a non-current asset available for sale. The difference between the net amount obtained from the sale and the book value of the asset is recognized in the statement of income for the period in which the asset is written off.

4.13.Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their useful lives, accordingly to the amortization rate, mentioned in the note 4.10.

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the income statement in the year when the asset is derecognized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.14.Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current, All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by legal entity, according to the related accounting standard.

4.15.Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

The company rents equipments and commercial rooms, includind stores and distribution centers, through cancelable and non cancelable lease agreements. The agreements length vary from from 5 to 25 years.

Company and its subsidiaries as lessees

Financial lease agreements, which transfer to the Company and its subsidiaries substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as an expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company and its subsidiaries will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The leasehold improvements and rebuilding follow the same rule.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on straight-line basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

Company and its subsidiaries as lessors

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the periods in which they are earned.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.16.Provisions

Provisions are recognized when the Company and its subsidiaries have present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company and its subsidiaries’ policy is to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the amounts involved in lawsuits in progress.

4.17.Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

4.18.Deferred Revenue

The Company records deferred revenue related to amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service rendered in the sale of these warranties jointly with the business partners.

4.19.Equity

Common and preferred shares are classified as equity.

When the Company purchases its own shares (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued to the market. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the remuneration is recognized in other capital reserves.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.20.Share-based payment

       Employees (including senior executives) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

Each year’s expenses or income represents the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that will not complete the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, an additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (see note 30).

4.21.Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries; and

•       denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company ans subsidiaries’ shares are only included in the calculation when said settlement has a dilutive impact on earnings per share.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.22.Determination of net income

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company and its subsidiaries have concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage, among others. Specifically in these cases, the Company and its subsidiaries operate as agents, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable. No revenue is recognized if their realization is uncertain.

b)    Service revenue

Due to the Company and its subsidiaries’ actions as agents in insurance extended warranty, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Finance service revenue

As the activity of customer financing is an important part of the Company and its subsidiaries’ business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset, Interest income is included under financial services, composing the Company's gross profit in the income statement.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.22.Determination of net income – Continued

(i) Revenue - Continued

d)    Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the income statement for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the swap of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

f)       Returns and cancellations

Returns and cancellations are recognized when incurred. When the sal eis recorded, the assumptions are based in the volumes of sales and historic of returns in each reporting segment. Revenue is recorded net of returns and calcellations.

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net discounts and bonuses received from vendors, changes in inventories and logistics costs.

Rebates received from suppliers are measured based on contracts and agreements signed with them.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries’, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main media used by the Group are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.22.Determination of net income – Continued

(v)   Other operating expenses, net

Other operating income and expenses correspond to the effects of major events occurring during the year that do not meet the definition for the other income statement lines.

(vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

4.23.Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.23.Taxation – Continued

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Other taxes

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

4.24.Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquired at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

If the business combination occurs in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date, Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss or as a change in other comprehensive income.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.24.Business combinations and goodwill - Continued

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, If this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment level that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to these units.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

4.25.   Accounting for equity investments at cost deriving from corporate restructuring and performed with related parties

Company accounts at historical cost the interest deriving from corporate restructuring performed with related parties. Difference between the acquiring value and historical cost is recorded in shareholders’ equity, when the interest acquired is from companies under common control. Such transactions do not qualify as business combination in the terms of CPC 15(R1)/ IFRS 3.

4.26.Foreign currency translation

The financial statements are presented in Reais, the functional currency of the Group’s Parent Company. Each entity determines its own functional currency and all their financial transactions are measured in that currency.

The financial statements of foreign subsidiaries that use a different functional currency from the Parent Company are translated into Reais, at closing date according to the following:

•  Assets and liabilities, including goodwill and fair value adjustments, are translated into reais at the closing rate;

•  Income statement and cash flow items are translated into reais using the average rate unless significant variances occurs, when is used the rate of the transaction date ;

•  Equity is recorded into Reais at historical cost and the exchange rate variation is recorded in equity valuation adjustments as other comprehensive income.

Exchange differences are recognized within a separate component of equity. When a foreign operation is sold, the accumulated value of exchange differences on the equity is reclassified to profit or loss.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in equity relating to that operation is reclassified to profit or loss.

Foreign currency transactions (i.e transactions that use currency different from functional currency of entity) are translated using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate at the transaction date.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.27.Pension plan

The pension plan is funded through payments to insurance companies, which are classified as a defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan whereby an entity pays fixed contributions to a separate legal entity. The Company and its subsidiaries’ have no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

The defined benefit plan is granted only to employees of GPA subsidiaries headquartered in France, since its employees are eligible to a compensation to be paid in retirement. The French entities obligation is measured using the projected unit credit method based on the agreements effective in each company. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted to the present value. The obligation is evaluated by independent actuaries, at least, annually for the employment termination benefit. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and historical adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All gains and losses arising on defined benefit plans are recognized in equity.

The past service cost related to an increase in the obligation resulting from the introduction of, or changes to, benefit plans, is recognized as an expense on the period.

Expenses related to defined benefit plans are recognized in operating expenses (service cost) or other financial income and expense (interest cost and expected return on plan assets).

Curtailments, settlements and past service costs are recognized in operating expenses or other financial income and expense depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation, less the fair value of plan assets and unrecognizesd past service cost.

4.28.Customer loyalty programs

Used by the Company and its subsidiaries to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company and its subsidiaries grant them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services, in next purchases.

The Company and its subsidiaries estimate the fair value of the points granted according to the “Programa Mais” customer loyalty plan, by applying statistical techniques, considering the two-year expiration of the plan defined in the regulations, the percentages of points conversion, and the cost of conversion, which starts by converting 3,000 points into twenty reais (R$20.00) and 750 points into five reais (R$ 5.00) in products for “Programa Mais” and “Clube Extra”, respectively.

The Company and its subsidiaries recognize the points initially granted and the reversal of points expired under net sales.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies – Continued

4.29.Statement of value added

       This statement is intended to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

5.1.   Changes to IFRS and new interpretations of mandatory application starting at the current year

In 2015, the Company applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, enter necessarily effective for accounting periods beginning on January 1, 2014. The mainly changes are:

Statement	Description	Impact

Annual improvements to IFRSs: 2010-2012 cycle

Changes to IFRS 2 – Definition of vesting conditions, market and performance, IFRS 3 – Describes changes in the measurement of contingent considerations, IFRS 8 – Requires disclosure of management’s judgment regarding the application of aggregation, IFRS 13 – Measurement of short term receivables and payables, IAS 16 and IAS 38 – Case of revaluation of assets and IAS 24 – Disclosure of entities providing management services;

The application of these changes had no impact on the individual and consolidated financial statements
Annual improvements to IFRSs: 2011-2013 cycle

Amendments to IFRS 1 - Defines the IFRS versions that can be used in first-time adoption, IFRS 3 – Establishes scope exemption for joint ventures, IFRS 13 – Clarifies the scope of portfolio exception in paragraph 52; IAS 40 – Clarifies the interrelationship between IFRS 3 and IAS 40 in certain cases.

The application of these changes had no impact on the individual and consolidated financial statements
Amendments to IAS 19 – Defined Benefit Plan	Clarifies how contributions should be recognized as a reduction in the service cost;	The application of these changes had no impact on the individual and consolidated financial statements

On August 12, 2014, IASB published amendments to IAS27, including the equity method as one of the options for financial evaluation of investments in subsidiaries, joint ventures and associates in separated financial statements. These changes will be effective for periods beginning on or after January 1st, 2016, with earlier application permitted.

In December 2014, CPC edited and issued a document amending the Technical Pronouncements CPC 18, CPC 35 and CPC 37, incorporating in Brazil the amendments introduced by IASB in IAS27, which was approved by CVM by Resolution 733/14, applicable for financial statements prepared after December,2014.

The Company adopted this standard, although there is no consequence, since it had already adopted the equity method in the individual financial statements as required by the accounting practices adopted in Brazil. As a result there are no differences between CPCs and IFRS related to investments in subsidiaries and affiliates in the individual financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

5.   Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective - continued

5.2.   New Standards reviewed already issued but not yet adopted

The Company has not early adopted the following new and revised IFRSs already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods beginning on or after

Annual improvements to IFRSs: 2012-2014 cycle

Changes to IFRS 5 – In situations where asset are held for sale or distribution, IFRS 7 – Clarification on whether a service agreement represents continued involvement with a transferred asset, IAS 9 – Considerations on the discount rate of the post-employment benefit and IAS 34.

01/01/2016
Changes in IAS1 – Disclosure	Improvements to understand materiality concepts	01/01/2016
Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The sale or contribution considered as a business (IFRS 3) must be recognized in the investor’s financial statements, and must be partially recognized in the statement of income when it is not considered as a business.

01/01/2016
Amendaments to IFRS 10, IFRS 12 and IAS 28 – Investment entities: application of exception for consolidation purposes	Clarifies the exemption of consolidated financial statements preparation envolving investment entities	01/01/2016
IFRS 9 – Financial Instruments	Several changes in classification and measurement, measurement of impairment and hedge accounting.	01/01/2018
IFRS 15 – Revenue from contracts with customers	Implements a principle-based model and a definitive guide as when to recognize revenue. It also introduces new disclosures.	01/01/2018
Amendments to IAS 16 and IAS 38 – Clarification of acceptable methods of depreciation and amortization	Determines that the use of depreciation and amortization using the revenue curve is inappropriate.	01/01/2016
Amendments to IFRS 11 – Accounting for acquisitions of interests in joint operations

Requires acquirers of interests in joint operations in which the activity of the joint operation constitutes a business (IFRS 3) to apply the entire Business Combination concept, except for interests that conflict with IFRS 11.

01/01/2016
IFRS 16 – Leases

Requires a review on lease arrangements for both lessors and lessees, replacing IAS 17. The definition of finance lease disappear, except for short-term leases and for contracts involving immaterial amounts.

01/01/2019

The Company is analyzing the impacts of the standards. Especifically in relation to IFRS16 there are expected relevant impacts in the financial statements when adopting this standard. Until this date they are measured.

There are no other standards and interpretations issued but not yet adopted that, in management's opinion, have a significant impact on net income or equity disclosed by the Company in its individual and consolidated financial statements.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

6.      Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

6.1.   Financial lease commitments – Company as a lessee

The Company and its subsidiaries have entered into commercial property lease agreements in their leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

6.2.   Impairment

According to the method disclosed in note 4.9, the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2015, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipment, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generating Units – UGC (stores), The steps of the test were as follows:

•         Step 1: compared the carrying amount of UGCs with a multiple of sales (30% to 35%), representing transactions between retail companies, For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 3;

•         Step 2: for a selection of owned stores of UGCs (owned stores), we considered an evaluation report issued by independent experts and if it had indicated an impairment loss then we applied the same procedures used for third-parties UGCs, described in Step 3; and

•          Step 3: we prepare the discounted cash flow of UGC, using sales growth between 6.7% and 8% (5.9% and 7.5% on December 31, 2014) for the next 5 years. The discount rate used was 12.5% (11.37% on December 31, 2014).

For the purposes of impairment test, goodwill acquired through business combinations and licenses with indefinite life was allocated to  cash generating units, which are also operational segments that disclose financial information, being Retail, Home Appliances, Whole service and E-commerce.

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate before income tax on cash flow projections is 12.5% (11.37% on December 31, 2014), and the cash flows exceeding three years are extrapolated using a growth rate of 6.7% (6.7% on December 31, 2014). Based on this analysis, no provision for impairment was necessary.

The self-service wholesale brand refers to “ASSAÍ”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

6.       Significant accounting judgments, estimates and assumptions

The amount was tested for impairment based on the income approach methodology - relief from royalty, which consists of determining the asset value by measuring the fair value of future benefits. Given the brand’s indefinite useful life, we considered a perpetuity growth rate of 6.7% (6.7% on December 31,2014) during the preparation of the discounted cash flow. The royalty rate used was 0.4% for “ASSAI” brand, 0.7% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

6.3.   Income taxes

       Given the nature and complexity of the Group business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

The Company and its subsidiaries’ tax losses carryforward amounting to a tax benefit of R$328 at December 31, 2015 (R$354 at December 31, 2014). Company writes-off or constitutes a provision when income tax and social contribution credits fulfillment is not problable and as of December 31, 2015 a estimated loss of R$261 for non realization of income tax was recorded.These losses do not expire; therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances. Further details on taxes are disclosed in Note 20.

6.4.   Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods . For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

6.       Significant accounting judgments, estimates and assumptions - continued

6.4.   Fair value of derivatives and other financial instruments - continued

The inputs used by these methods are collected from the market, where applicable, when these inputs are not available, judgment is required to determine the fair value, this judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

6.5.   Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 25.5.

6.6.   Provision for contingencies

The Company and its subsidiaries are parties to several judicial and administrative proceedings, (see note 22), Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management concluded that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

6.7.   Estimated losses in allowance for doubtful accounts

The subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which, the estimation of losses is made in accordance with the expected percentage of losses, obtained through the observation of the historical behavior of the portfolio and updated at each reporting date.

6.8.   Tax recoverable

The Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of its taxes is made based on the projections prepared by management, operational issues and the consumption of the credits by the companies in the group. Further details, see note 11 of credits and compensation.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

6.        Significant accounting judgments, estimates and assumptions - continued

6.9.   Inventories

Inventories are measured by the lowest between the acquisition cost and its amount realizable, calculated by the average cost. The realizable net amount is calculated by the average sales price, deducted from: (i) taxes over sales, (ii) personnel expenses directly related to inventories, (iii) purchase cost, e (iv) other costs necessary to bring the product in condition of sales, except for the business e-commerce, which understanding is that such practice is not adopted. Inventories are reduced to its realizable value though the estimations of shrinkage, scrap, slow moving and obsolescence and estimation fo merchandise that will be sold with negative gross margin, including for products displayed in the stores.

7.        Cash and cash equivalents

		Parent Company		Consolidated
	Rate	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Cash and banks - Brazil		171	131	409	384
Cash and banks - Abroad	(*)	-	-	131	368
Financial investments - Brazil	(**)	2,076	2,792	10,446	9,761
Financial investments - Abroad	1% p.a	-		29	636
		2,247	2,923	11,015	11,149

(*)From  the total cash and banks of R$ 131, R$ 28, is deposited in Panama in United States dollars.The other part and financial investments – abroad, in euros,  are from the companies of e-commerce segment, located abroad.

(**) Financial investments as at December 31, 2015 refer substantially to repurchase agreements, paid a weighted average rate equivalent to 100.5% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

8.       Trade receivables

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Credit card companies (note 8.1)	94	57	664	220
Sales vouchers	80	75	189	169
Consumer finance - CDCI (note 8.2)	-	-	1,877	2,268
Trade receivable from cash and carry customers	-	-	355	317
Private label credit card	35	20	35	20
Receivables from related parties (note 12.2)	59	115	66	28
Estimated loss on doubtful accounts (note 8.3)	-	-	(371)	(340)
Receivables from suppliers	119	36	164	256
Extended warranties	-	-	211	237
Other trade receivables from customers	-	2	28	35
Current	387	305	3,218	3,210

Consumer finance – CDCI (note 8.2)	-	-	111	115
Estimated losses on doubtful accounts (note 8.3)	-	-	(13)	(10)
Noncurrent	-	-	98	105
	387	305	3,316	3,315

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

8.    Trade receivables – Continued

8.1.   Credit card companies

The Company and its subsidiaries, when deemed necessary, sell credit card receivables to banks or credit card companies in order to strengthen their working capital, without right of subrogation or related obligation.

8.2.   Consumer finance – CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most frequent term is less than 12 months. Over these amounts are calculated contractual interests, which financial revenue is recognized by the method of appropriation of the interest, over the time.

Via Varejo maintains agreements with financial institutions where it is designated as the intervening party of these operations (see note 17).

8.3.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

At the beginning of the period	-	(3)	(350)	(239)
Loss/reversal in the period	(2)	3	(552)	(518)
Write-off of receivables	2	-	544	494
Corporate restructuring (note 13)	-	-	-	(82)
Exchange rate changes	-	-	(26)	(5)
At the end of the period	-	-	(384)	(350)

Current	-	-	(371)	(340)
Noncurrent	-	-	(13)	(10)

          Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables – Consolidated
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

12.31.2015	3,700	2,930	214	130	109	317
12.31.2014	3,665	3,229	141	60	39	196

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

9.      Other receivables

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Receivables from sale of fixed assets	20	11	38	45
Supplier receivables (note 9.2)	-	-	21	30
Advances to suppliers	-	-	-	11
Rental advances	11	14	11	14
Receivables from Audax	7	7	13	13
Amounts to be reimbursed	37	29	151	145
Rental receivable	68	38	86	51
Receivable from Paes Mendonça (note 9.1)	-	-	532	532
Receivable from sale of companies(note 9.3)	52	54	52	54
Other	5	4	79	36
	200	157	983	931

Current	133	75	358	295
Noncurrent	67	82	625	636

9.1.   Accounts receivable – Paes Mendonça.

Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas.Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa. The maturity of the accounts receivable is linked to the lease agreements, which expire on April 30, 2016 and were kept on noncurrent, due to the possibility of conversion of payment of intangibles of leased stores.

9.2.   Supplier receivables

Derive from the compliance with purchase volume, price protection, and as part of agreements defining the supplier’s participation in marketing and advertising expenses.

9.3.   Accounts receivable from the sale of companies

Accounts receivable related to the exercise by the counterparty, of an option to buy gas stations. The original amount of this receivable was R$50, subsequently monetary restated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

10.    Inventories

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Stores (note 10.1)	1,703	1,510	4,323	4,089
Distribution centers ( note 10.1)	1,139	987	4,654	4,402
Real estate inventories under construction (note 10.3)	-	-	165	172
Estimed losses on obsolescence and breakage (note 10.2)	(14)	(10)	(153)	(86)
	2,828	2,487	8,989	8,577

Current	2,828	2,487	8,989	8,405
Noncurrent	-	-	-	172

10.1.    Bonuses in inventories and storage cost

The Company and subsidiaries record bonuses received from vendors and the storage costs in the statement of income as the inventories that gave rise to the bonuses and the stored costs are realized.

10.2.    Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

At the beginning of the period	(10)	(12)	(86)	(51)
Additions	(14)	(8)	(137)	(86)
Write-offs / reversal	10	10	72	58
Corporate restructuring (note 13)	-	-	-	(7)
Exchange rate changes	-	-	(2)	-
At the end of the period	(14)	(10)	(153)	(86)

10.3.    Inventories under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions.

This balance refers to the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda.

The apartment units of the Thera project, started in December, 2011, and for Classic e Carpe Diem, started in November, 2012, are scheduled to be delivered in 2016.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Current
State value-added tax on sales and services – ICMS (note 11.1)	78	90	509	591
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS (*)	224	9	366	54
Income tax on Financial investments	22	3	32	20
Income tax and Social Contribution	15	3	34	12
Social Security Contribution - INSS	17	-	21	-
Value-Added Tax Recoverable – France	-	-	65	85
Other	1	-	75	46
Total current	357	105	1,102	808

Noncurrent
ICMS (note 11.1)	412	319	2,228	1,681
PIS/COFINS	-	-	11	308
Social Security Contribution- INSS	122	73	206	147
Total noncurrent	534	392	2,445	2,136
Total	891	497	3,547	2,944

(*) The increase in PIS/Cofins registered in 2015 occurred by Nova Holding merger, as described on note1.3

11.1. ICMS is expected to be realized as follows:

In	Parent Company	Consolidated

Up to one year (*)	78	509
2017	69	497
2018	73	474
2019	80	493
2020	81	480
2021	51	176
After 2022	58	108
	490	2,737

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitutes system. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then, goods are sent to locations in other States. Such interstate shipment remittance entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files referring to the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming such evidence then credits may be used by the Company, which occurs in periods after these are generated.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes - continued

11.1.ICMS is expected to be realized as follows - continued

Since the number of items traded at retail, subject to tax replacement, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown.

The Company and its subsidiaries have been realizing these credits with authorization for immediate offset with those credits due in view of its operations, for having obtained the Special Regime and also for complying with other procedures contained in the state rulings.

Referring to the credits which still cannot be offset immediately, the Company’s Management based on a technical feasibility study, based on the growth future expectation and offset against debts deriving from its operations, understands its future offset is feasible. These studies were prepared based on information extracted from strategically planning report previously approved by the Company’s Board of Directors.

The Company takes extemporaneous credits of taxes, every time that brings together legal, documentary and factual understanding of such credits that allow their recognition, including the estimation of realization.Such credits are recognized as a reduction of cost of Goods sold. In 2014, among other credits, there was an ununsed credits by member companies of R$302, in Via Varejo subsidiary. The elements that support the registration and utilization of such credit were obtained during that year.

12.    Related parties

12.1.Management and Support Commitees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) recorded in the Company’s statement of income for the periods ended December 31, 2015 and 2014, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Board of directors (*)	4	4	-	-	-	-	4	4
Executive officers	34	56	13	20	5	6	52	82
	38	60	13	20	5	6	56	86

 (*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholders
Casino(i)	-	-	-	-	3	2	5	19	-	-	-	-	(74)	(39)
Wilkes Participações (viii)	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(3)
Euris	-	-	-	-	-	-	3	1	-	-	-	-	(6)	-
Subsidiaries
Novasoc Comercial (v)	-	-	382	-	-	-	-	-	1	114	-	2	2	3
Sé Supermecados (v)	55	52	-	-	-	3	-	1,417	488	352	5	4	22	9
Sendas Distribuidora (v)	1	60	583	182	40	39	-	-	366	383	255	259	103	43
Barcelona (v)	3	2	29	17	6	9	-	-	-	-	-	-	-	-
Via Varejo (vi)	-	-	-	-	2	2	146	299	-	-	-	-	(5)	(159)
VVLOG Logística	-	-	-	-	-	-	1	1	-	-	-	-	-	-
Cnova Comércio Eletrônico (vii)	-	-	22	-	-	-	-	2	-	-	-	-	35	-
Nova Pontocom (vii)	-	-	-	123	-	-	-	-	-	-	-	-	-	48
Xantocarpa (v)	-	-	15	1	1	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	-	1	-	-	1	-	-	-	-	-	-	-
GPA Logistica	-	-	23	23	20	20	-	-	-	-	-	-	-	-
Posto Duque - Salim Maluf (v)	-	-	6	4	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André (v)	-	-	2	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Império (v)	-	-	4	3	-	-	-	-	-	-	-	-	-	-
Posto Duque - Lapa (v)	-	-	2	1	-	-	-	-	-	-	-	-	-	-
Posto GPA - Ciara (v)	-	-	2	2	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	108	-	-	-	-	-	-	-
Others	-	1	-	-	-	-	2	1	-	-	-	-	-	-
Subtotal	59	115	1,070	358	72	76	266	1,740	855	849	260	265	76	(98)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Associates
FIC	-	-	-	-	7	7	1	11	-	-	-	-	28	26
Other related parties
Management of Nova Pontocom(iv)	-	-	-	39	-	-	-	-	-	-	-	-	4	3
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	(7)	(6)
Greenyellow do Brasil Energia e Serviços Ltda(v)	-	-	-	-	-	-	-	-	-	-	-	-	(8)	-
Others	-	-	6	1	1	-	1	-	-	-	-	-	(3)	(2)
Subtotal	-	-	6	40	8	7	2	11	-	-	-	-	14	22
Total	59	115	1,076	398	80	83	268	1,751	855	849	260	265	90	(77)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

12.2.Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Controlling shareholder
Casino (i)	8	-	-	-	23	2	86	104	(56)	(40)
Distribution Casino France (xi)	32	-	-	-	28	-	-	-	125	-
Wilkes Participações (vii)	-	-	-	-	-	-	-	-	(1)	(3)
Exito	2	28	-	-	24	-	-	4	(39)	(35)
Euris	-	-	-	-	-	-	2	1	(6)	-
Casino subsidiaries (note 12.3)
Casino France - Cash Pool (xi)	-	-	-	-	-	-	-	50	-	-
Casino Finance International S.A. (“Polca Empréstimos”) (x)	-	-	-	-	-	-	364	12	(5)	-
C´est chez vous Societé en Nom Collectif (xi)	7	-	-	-	37	26	-	26	(61)	(22)
EMC Distribution Societé par Actions Simplifiée(xi)	-	-	-	-	43	-	-	15	(168)	(37)
Easydis Societé par Actions Simplifiée(xi)	-	-	-	-	58	55	-	-	(177)	(49)
Big C Supercenter S.A.(xi)	2	-	-	-	2	-	39	-	(9)	(16)
Franprix-Leader Price Holding AS	12	-	-	-	6	-	-	-	65	-
Others	3	-	-	-	4	-	69	9	1	12
Associates
FIC (ii)	-	-	10	8	9	9	3	14	2	8
Other related parties
Casas Bahia Comercial Ltda (iii)	-	-	291	263	-	-	-	26	(289)	(264)
Management Nova Pontocom (iv)	-	-	-	38	-	-	-	-	4	3
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	(7)	(6)
Viaw Consultoria Ltda (ix)	-	-	-	-	-	-	-	-	(3)	(3)
Others	-	-	8	4	1	-	-	-	(10)	(1)
Total	66	28	309	313	234	92	563	261	(634)	(453)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

(i)           Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2 million. This agreement was approved by the Extraordinary Shareholders’ Meeting held on August 16, 2005, terminated on August 1, 2014.

Cost Sharing Agreement, signed between the Company and Casino on August 1, 2014, relates to expenses reimbursements incurred by Casino’s Group employees when rendering services to the company. This agreement was approved by the Board of the Directors’ Meeting held on July 22, 2014.

Global Sourcing, cost reimbursement to Casino relating to Global sourcing agreements and costs reimbursement relating to Cnova’s IPO.

(ii)          FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) financial expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(iii)          Casa Bahia Comercial Ltda: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and CB, which guarantees to Via Varejo the right to be reimbursed by CB for certain contingencies recognized that may be payable by Via Varejo as of June 30, 2010, which were responsibility of the old controlling shareholders.

The balance of the “Accounts Receivable” is paid by the parties periodically and the balance open refers substantially to the reimbursement of expenses and legal claims. The Company, in conjunction with CB, reviewed certain items and concluded that there were not elements enough to require the indemnization by CB, therefore, reversed R$32 of accounts receivables to statement of income. The Company still evaluate other documents, and due to incertainty in the possibility to require indemnization, constituting the provision for losses in the amount of R$5.

Additionally CB has lease contracts of 315 properties between distribution centers, commercial buildings and administrative requirements under specific conditions with CBD,  management of CB and with the companies of the group.

(iv)         Management of Nova Pontocom: in November 2010, within the context of the restructuring of GPA’s e-commerce business.This amount was settled with Cnova Comércio Eletrônico’ shares at market value.

(v)           Novasoc, Sé Supermercados, Sendas Distribuidora, Barcelona, Salim Maluf Gas Station, Santo André Gas Station, Império Gas Station, Lapa Gas Station, Ciara Gas Station and Greenyellow: include amounts arising from the use of the shared service center, such as treasury, accounting, legal and others, and commercial operation agreements, business mandate and intercompany loans.

(vi)          Via Varejo: the entity has trade accounts payable related to the "First Amendment to the Shareholders´ Agreement" between Via Varejo and Casa Bahia, which guarantees the right to be reimbursed for certain contingencies, or reimbursement expenses, recognized as of June 30, 2010 (see iii), as well as the business mandate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties – Continued

(vii)        Nova Pontocom and Cnova Comércio Eletrônico : amounts arising from the use of the shared service center, such as treasury, accounting, legal and other, and loans remunerated at 105% of CDI.

(viii)      Wilkes:  Comissions paid related to Company’s loan agreements in which Wilkes is a guarantor.

(ix)        Viaw Consultoria Ltda.: Company hired to render services in the managerial consulting area, as well as information technology area, in market conditions. The partner of Viaw are members of management of the Company.

(x)          Polca: Casino Group entity that has a cash centralization agreement, in Euros, with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per year on the outstanding cash balance in favor of Polca or Cdiscount.

(xi)        Cdiscount has loans with Casino Guichard Perrachon, Big C Thailandia and other entities of Casino’s Group. Also has in its balance sheet accounts payable related to transactions with Casino Group entities not consolidated in the GPA as Easydis - Group Logistics Company, Distribution Casino France - Products Purchase, CChez vous - Home Delivery, EMC - Centralization of purchases, Éxito – Products Purchase.

Additionally, Cdiscount has in its balance sheet accounts receivable related to transactions with Casino Group entities not consolidated in the GPA as: Éxito - Sale of Products, Distribution Casino France - Sale of Products,  IRTS - centralized negotiation with suppliers.

Expenses related party incurred in Cdiscount refer to: purchases centralized Products with EMC; Logistics Product Shopping with EasyDis; Shipping with Cchez Vous; Expenses banking BGC; Product Shopping with Exito Colombia and Purchase Products with Big C Thailandia

Incurred revenue in Cdiscount with related parties and refer to: IT services provided to other Group companies; Product Sales to Distribution Casino France; reimbursed costs Banque Groupe Casino SA.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

13.  Investments

13.1.Breakdown of investments

		Parent Company
	Sé	Sendas	Novasoc	Via Varejo (**)	Nova Pontocom (**)	NCB (*)	Lucxo	Barcelona	Bellamar	GPA M&P	API SPE	Others	Total (****)
Balances at 12.31.2013	2,785	1,551	127	1,560	26	475	-	741	233	154	16	106	7,774
Additions	-	-	-	-	-	-	6	-	-	26	-	1	33
Share of profit(loss) of subsidiaries and associates	21	177	10	407	(33)	32	-	81	79	(2)	-	3	775
Dividends	-	-	-	(96)	-	-	-	(150)	(26)	-	-	-	(272)
Stock option	-	-	1	5	3	-	-	2	-	-	-	1	12
Gain (loss) in equity interest	-	(19)	3	-	-		-	16	-	-	-	-	-
Merged companies	-	-	-	-	-	-	-	-	-	-	(16)	(94)	(110)
Transactions with noncontrolling interest	-	-	3	14	162	-	-	-	-	-	-	-	179
Balances at 12.31.2014	2,806	1,709	144	1,890	158	507	6	690	286	178	-	17	8,391
Additions	-	-	-	-	-	-	-	-	-	-	-	-	-
Share of profit(loss) of subsidiaries and associates	13	142	29	2	(107)	(6)	(162)	102	81	15	-	7	116
Dividens receivable	-	(503)	-	-	-	-	-	(24)	-	(74)	-	-	(601)
Stock option	-	1	1	4	-	-	-	2	-	1	-	-	9
Other transactions(***)	-	-	-	(23)	(60)	-	(4)	-	-	-	-	-	(87)
Goodwill (note 15)	(109)	-	-	-	-	-	-	-	-	-	-	-	(109)
Merger (note 1.3 a)	(2,710)	-	-	-	9	-	(35)	-	-	-	-	-	(2,736)
Balances at 12.31.2015	-	1,349	174	1,873	-	501	(195)	770	367	120	-	25	4,983

(*)    In the case of NCB, the investment amount refers to the effects of the fair value measurements of the business combination of Casas Bahia occurred in 2010. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**)   In 2014, effects in this column are related by additional acquisition of 0.22% of the subsidiary Nova Pontocom’s noncontrolling interest and by corporate restructuring involving e-commerce operations as per note 13 (i) and 25.9.In 2015 effects of merger of subsidiary in this column are disclosed in note 1.3b and 25.9

(***) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information and other comprehensive income in the cases of Nova Pontocom and Luxco.

(****) Includes the effect of loss on investiment in Luxco, in the amount of R$195.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other	Total
Balances at 12.31.2013	290	19	1	310
Share of profit(loss) of subsidiaries and associates	109	2	(3)	108
Corporate restructuring	-	-	9	9
Dividends	(26)	-	-	(26)
Balances at 12.31.2014	373	21	7	401
Share of profit(loss) of subsidiaries and associates	113	(1)	-	112
Write-offs	-	-	(7)	(7)
Dividends	(125)	-	-	(125)
Exchange rate changes	-	-	1	1
Balances at 12.31.2015	361	20	1	382

(i)      E-commerce transaction – Accounting of equity interests at cost

On June 4, 2014 the Boards of Directors of the Company and Via Varejo approved the project of association of the e-commerce businesses developed by the Companies through Nova Pontocom with the e-commerce business developed by the controlling shareholder Casino through Cdiscount S.A. and its affiliates (“CDiscount”).

Special Committees implemented by the Boards to evaluate the transactions, delivered a favorable recommendation of implementation of the operation considering the following elements: (a) the commercial interests of the Companies in the e-commerce activities will be preserved; and (b) the potential for value generation for the Companies and their shareholders through the integration of the e-Commerce activities currently developed by Nova and CDiscount into a new company named Cnova N.V. (“Cnova”) organized under the Dutch laws.

Based on the opinions issued by the financial consultants, the exchange of net assets between Nova and CDiscount in Cnova are represented by 53.5% (Company and Via Varejo) and 46.5% (CDiscount).

On July 24, 2014, the corporate transaction was concluded at Cnova level in Netherlands, resulting in the subsidiary Nova Pontocom giving 46.5% of the operational net assets of Cnova Comércio Eletrônico, in exchange for 53.5% of interest in CDiscount Group.

The operational entities with important operations that the Company started consolidating as a result of this transaction are:

•         Cdiscount S.A.S.;

•         Financiere MSR;

•         E-trend;

•         Cdiscount Colombia;

•         Cdiscount Thailand;

•         Cdiscount Afrique;

•         Cdiscount Voyages.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

(i)      E-commerce transaction – Accounting of equity interests at cost – continued

The exchange of shares remained registered at historical cost, by Management understanding that this transaction is not the scope of CPC15(R1)/IFRS 3 (R) “Business Combinations”, by involving entities under common control. The date of the first consolidation of these entities, whose control was acquired by the Company, was July 31, 2014.

The impact accounted in shareholders´ equity of the parent company on July 31, 2014 as a result of the transaction is breaked down as follow:

07.31.2014
Investment at Cnova given	(23)
Investment received	16
Impact in the Shareholders’ Equity of NPC	(7)
Impact in the Shareholders’ Equity of the Parent Company	(5)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

The main assets and liabilities initially consolidate on July 31, 2014, were the following:

Cdiscount
Assets	07.31.2014
Current assets
Cash and cash equivalents	204
Trade accounts receivable	272
Recoverable taxes	92
Inventories	510
Other current assets	16
Total current	1,094
Noncurrent
Tax payable	41
Other noncurrent assets	5
Investments	9
Property, plant & equipment	30
Intangible assets	447
Total non current	532
Total assets	1,626

Liabilities	07.31.2014
Current liabilities
Trade accounts payable	1,097
Taxes and contributions payable	78
Related parties	312
Other accounts payable	78
Total current liabilities	1,565
Noncurrent liabilities
Pension plan	5
Provisions	9
Other accounts payable	8
Total noncurrent liabilities	22
Shareholders' equity	30
Transactions with non-controlling interest	9
Total shareholders' equity	39
Total liabilities and shareholders' equity	1,626

Additional information about the transaction conditions, as preservation of the existing rights, additional conditions and management decisions were presented in material fact to the market on July 24,2014.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.Breakdown of investments – Continued

(ii)      Initial public offering of e-commerce shares

In November and December of 2014 Cnova N.V., based in Netherlands, has concluded the initial public offering and complementary offer, and as  a consequence the interest in Cnova N.V., directly and indirectly, reduced from 38.22% to 35.73%. The proceeds for the sale of shares were recorded in the shareholders’ equity, since this is a transaction with non-controlling shareholders, deducted from the impacts of income tax, transaction costs and other effects. The net impact in the shareholders’ equity as a result of this transaction was R$ 411, divided in R$132 in the individual financial statements and R$ 279 of non-controlling interest. Cnova N.V issued 29.182.894 shares. Despite Company has indirect and direct interest of 35.73% in Cnova N.V, the control of this subsidiary is exercised through Luxco that has 49.96% of interest and more than 50% of Cnova N.V voting capital.

(iii)     Corporate reorganization and the debt Nova  Pontocom

The subsidiary Nova Pontocom, holding that had 100% of the entity Marneylectro S.A.R.L., indirect controlling entity of Cnova N.V., paid part of its debt against CBD and Via Varejo with the delivery of shares of the investee Marneylectro S.A.R.L. valued at market. As this transaction was done between entities under common control, all the related effects were recorded directly in the shareholders’ equity on December 31, 2014, divided in R$ 53 in the individual and R$ 14 in the non-controlling interest.

In 2015, Nova Pontocom was merged by CBD and Via Varejo, being, consequently, extinct as per note 1.3.

(iv)    Corporate reorganization of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd ("C-Asia"), which controls the subsidiaries of Cnova operating in Thailand and Vietnam, for an amount of R$52. This transaction resulted in the fact that the Cnova NV, acquired indirect control with interest of 60% by C-Asia.

As this transaction took place between entities under common control, Cnova applied the accounting equity interest cost, thus, was not recognized gain compared to 30% previously held and the difference between the consideration paid and the net assets of 30% transferred was recorded in the Company's equity and non-controlling interest, amounting to R$43 and R$6, respectively.

Cash and cash equivalents at acquisition accounted for R$18.

(v)     Sale of subsidiary - CBCC

On December 30, 2014, the subsidiary Via Varejo sold its shares on CBCC to Atento Brasil S.A. After the fulfillment of all preceding clauses within the shares purchase agreement, Via Varejo received R$20, resulting in a gain of R$16 in other operating revenue and expenses in the year ended on December 31, 2014. As a consequence of the transfer of control, CBCC was deconsolidated on December 31, 2014 in the balance sheet and cash flow. In the consolidated statement os cash flows, CBCC’s changes occurred until the date of sale, were kept in their respective lines.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Parent Company
	Balante at 12.31.2013	Additions	Depreciation	Write-offs	Transfers	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Merger(*)	Transfers	Balance at 12.31.2015
Land	1,198	-	-	-	15	1,213	9	-	(16)	61	5	1,272
Buildings	1,929	3	(60)	(1)	(18)	1,853	4	(60)	(1)	3	-	1,799
Leasehold improvements	1,514	5	(112)	(10)	238	1,635	10	(131)	(23)	101	266	1,858
Machinery and equipment	766	193	(139)	(16)	2	806	211	(145)	(11)	31	-	892
Facilities	156	13	(16)	(2)	10	161	14	(17)	(1)	13	9	179
Furniture and fixtures	293	65	(41)	(5)	-	312	98	(47)	(2)	13	1	375
Vehicles	18	8	(5)	(4)	-	17	4	(3)	(17)	2	-	3
Construction in progress	131	188	-	(1)	(253)	65	293	-	(3)	1	(283)	73
Other	38	14	(13)	-	(1)	38	26	(15)	-	3	(2)	50
Total	6,043	489	(386)	(39)	(7)	6,100	669	(418)	(74)	228	(4)	6,501

Finance lease
IT equipment	12	-	(5)	-	-	7	5	(5)	-	-	-	7
Buildings	20	-	(2)	-	-	18	-	(1)	-	-	-	17
	32	-	(7)	-	-	25	5	(6)	-	-	-	24
Total	6,075	489	(393)	(39)	(7)	6,125	674	(424)	(74)	228	(4)	6,525

(*) Merger of subsidiary Sé, see note 1.3 a

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.  Property and equipment - Continued

	Parent Company
	Balance at 12.31.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,272	-	1,272	1,213	-	1,213
Buildings	2,759	(960)	1,799	2,754	(901)	1,853
Leasehold improvements	3,208	(1,350)	1,858	2,873	(1,238)	1,635
Machinery and equipment	2,005	(1,113)	892	1,842	(1,036)	806
Facilities	410	(231)	179	384	(223)	161
Furniture and fixtures	823	(448)	375	721	(409)	312
Vehicles	10	(7)	3	27	(10)	17
Construction in progress	73	-	73	65	-	65
Others	131	(81)	50	105	(67)	38
	10,691	(4,190)	6,501	9,984	(3,884)	6,100

Finance lease
IT equipment	38	(31)	7	32	(25)	7
Buildings	34	(17)	17	34	(16)	18
	72	(48)	24	66	(41)	25
Total	10,763	(4,238)	6,525	10,050	(3,925)	6,125

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.  Property and equipment - Continued

	Consolidated
	Balance at 12.31.2013	Additions	Depreciation	Write-offs	Deconsolidation (*)	Transfers	Corporate restructuring (**)	Exchange variation	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 12.31.2015
Land	1,412	38	-	-	-	(1)	-	-	1,449	9	-	(16)	22	-	1,464
Buildings	2,017	48	(66)	(1)	-	48	1	-	2,047	42	(66)	(2)	2	-	2,023
Leasehold improvements	2,787	274	(199)	(14)	-	334	-	-	3,182	344	(239)	(48)	437	-	3,676
Machinery and equipment	1,446	395	(275)	(23)	(1)	61	2	-	1,605	380	(296)	(20)	23	1	1,693
Facilities	326	72	(37)	(10)	(2)	17	14	1	381	62	(45)	(4)	25	5	424
Furniture and fixtures	526	139	(72)	(6)	(1)	3	11	1	601	190	(90)	(13)	9	5	702
Vehicles	166	13	(16)	(41)	(1)	-	-	-	121	8	(15)	(40)	1	-	75
Construction in progress	209	448	-	(2)	-	(489)	-	-	166	519	-	(4)	(510)	1	172
Other	67	30	(25)	-	-	(1)	2	-	73	59	(30)	(1)	(4)	-	97
Total	8,956	1,457	(690)	(97)	(5)	(28)	30	2	9,625	1,613	(781)	(148)	5	12	10,326

Finance lease
Equipment	20	-	(4)	-	-	-	-	-	16	-	(3)	-	-	-	13
IT equipment	43	-	(18)	-	-	1	-	-	26	24	(21)	-	2	-	31
Facilities	1	-	-	-	-	-	-	-	1	-	-	-	-	-	1
Furniture and fixtures	8	-	(1)	-	-	-	-	-	7	-	(1)	-	-	-	6
Vehicles	1	-	-	-	-	-	-	-	1	-	-	(1)	-	-	-
Buildings	24	-	(1)	-	-	-	-	-	23	-	(1)	(1)	-	-	21
	97	-	(24)	-	-	1	-	-	74	24	(26)	(2)	2	-	72
Total	9,053	1,457	(714)	(97)	(5)	(27)	30	2	9,699	1,637	(807)	(150)	7	12	10,398

(*) Related to the sale of subsidiary CBCC, as shown in Note 13.1 (v)

(**) Related to the e-commerce corporate restructuring, as shown in Note 13.1 (i) .

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.  Property and equipment – Continued

	Balance at 12.31.2015			Balance at 12.31.2014
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,464	-	1,464	1,449	-	1,449
Buildings	3,036	(1,013)	2,023	3,013	(966)	2,047
Leasehold improvements	5,549	(1,873)	3,676	4,929	(1,747)	3,182
Machinery and equipment	3,471	(1,778)	1,693	3,191	(1,586)	1,605
Facilities	801	(377)	424	722	(341)	381
Furniture and fixtures	1,350	(648)	702	1,171	(570)	601
Vehicles	111	(36)	75	179	(58)	121
Construction in progress	172	-	172	166	-	166
Other	227	(130)	97	188	(115)	73
	16,181	(5,855)	10,326	15,008	(5,383)	9,625

Finance lease
Equipment	36	(23)	13	36	(20)	16
IT equipment	199	(168)	31	174	(148)	26
Facilities	2	(1)	1	2	(1)	1
Furniture and fixtures	15	(9)	6	15	(8)	7
Vehicles	-	-	-	2	(1)	1
Buildings	43	(22)	21	44	(21)	23
	295	(223)	72	273	(199)	74
Total	16,476	(6,078)	10,398	15,281	(5,582)	9,699

14.1.   Guarantees

At December 31, 2015 and 2014, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 22.8.

14.2.   Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2015 were R$18 (R$14 for the year ended December 31, 2014). The rate used to determine the borrowing costs eligible for capitalization was 104.5% of the CDI (105.3 % of the CDI for the period ended December 31, 2014), corresponding to the effective interest rate on the Company’s borrowings.

14.3.   Additions to property and equipment

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Additions (i)	674	489	1,637	1,457
Finance lease	(5)	-	(24)	-
Capitalized interest	(8)	(6)	(18)	(14)
Property and equipment financing - Additions (ii)	(600)	(231)	(734)	(289)
Property and equipment financing - Payments (ii)	581	186	720	225
Total	642	438	1,581	1,379

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

14.       Property and equipment – Continued

14.3.Additions to property and equipment – continued

(i)    The additions made by the Company are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)  The additions to property and equipment above are presented to demonstrate the acquisitions during the year, in order to reconciliate as shown as in the statement of cash flows and the total additions presented above.

14.4.Other information

As at December 31, 2015, the Company and its subsidiaries recorded in cost of sales and services the amount of R$45 (R$43 as at December 31, 2014) in parent company and R$141 (R$112 as at December 31, 2014) in consolidated referring to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

On December 31, 2015 and 2014, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. A cash-generating unit consists of assets in stores, in each of the Group segment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 12.5% (11.4% on December 31, 2014), before taxes.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets

	Parent company
	Balance at 12.31.2013	Additions	Amortization	Merger(*)	Balance at 12.31.2014	Additions	Amortization	Merger(*)	Balance at 12.31.2015
Goodwill - home appliances	179	-	-	-	179	-	-	-	179
Goodwill - retail (note 13.1)	355	-	-	39	394	-	-	109	503
Commercial rigths - retail (note 15.5)	42	1	-	-	43	-	-	3	46
Software and implementation	551	112	(84)	-	579	102	(99)	1	583
Software -capital leasing	-	-	-	-	-	9	-	-	9
Total	1,127	113	(84)	39	1,195	111	(99)	113	1,320

 (*) Includes goodwill of Sé acquisition, merged in 2015, as per note 1.3.

	Parent company
	Balance at 12.31.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - home appliances	179	-	179	179	-	179
Goodwill - retail	1,361	(858)	503	1,113	(719)	394
Commercial rights - retail	46	-	46	43	-	43
Software and implementation	1,046	(463)	583	943	(364)	579
Software - capital leasing	9	-	9	-	-	-
	2,641	(1,321)	1,320	2,278	(1,083)	1,195

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2013	Additions	Amortization	Deconso lidation (*)	Corporate reorganization (**)	Write-off	Transfers	Exchange variation	Balance at 12.31.2014	Additions	Amortization	Write-off	Transfers	Corporate restructuring (***)	Exchange rate changes	Balance at 12.30.2015
Goodwill - cash and carry	362	-	-	-	-	-	-	-	362	-	-	-	-	-	-	362
Goodwill - home appliances	896	24	-	-	-	-	-	-	920	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	-	-	747	-	-	-	-	-	-	747
Goodwill - e-commerce	-	-	-	-	236	-	2	16	254	-	-	-	(4)	(79)	72	243
Brand - cash and carry	39	-	-	-	-	-	-	-	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	-	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	-	-	-	-	11	-	17	2	30	-	-	-	1	(17)	7	21
Commercial rights - home appliances	576	4	(6)	-	-	-	-	-	574	1	(5)	-	-	-	-	570
Commercial rights - retail	43	2	-	-	-	-	1	-	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	29	5	-	-	-	-	-	-	34	-	-	-	-	-	-	34
Costumer relationship - home appliances	6	-	(4)	-	-	-	-	-	2	-	(2)	-	-	-	-	-
Lease agreement – under advantageous condition - NCB	138	-	(41)	-	-	-	-	-	97	-	(27)	-	-	-	-	70
Contractual Rights	-	187	(8)	-	-	-	-	-	179	-	(31)	-	-	-	-	148
Software	727	286	(146)	(1)	203	(4)	(65)	12	1,012	296	(219)	(43)	92	(2)	57	1,193
Software capital leasing	77	25	(11)	-	-	-	-	-	91	10	(11)	(1)	-	-	-	89
Other	-	4	(1)	-	2	-	40	2	47	119	(2)	(18)	(91)	(5)	16	66
Total	5,701	537	(217)	(1)	452	(4)	(5)	32	6,495	426	(297)	(62)	(2)	(103)	152	6,609

(*) Related to the sale of subsidiary CBCC, as shown in Note 13.1 (v)

(**) Related to the e-commerce corporate restructuring, as shown in Note 13.1 (i).

(***) Related to sale of interest in subsidiary E-trend by Cdiscount as per note 3.1.

.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Balance at 12.31.2015			Balance at 12.31.2014
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

	371	(9)	362	371	(9)	362
Goodwill - cash and carry	920	-	920	920	-	920
Goodwill - home appliances	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - retail	243	-	243	254	-	254
Goodwill - e-commerce	39	-	39	39	-	39
Brand - cash and carry	2,061	-	2,061	2,061	-	2,061
Brand - home appliances	21	-	21	30	-	30
Brand - e-commerce	637	(67)	570	637	(63)	574
Commercial rights - home appliances	46	-	46	46	-	46
Commercial rights - retail	34	-	34	34	-	34
Commercial rights - cash and carry	35	(35)	-	34	(32)	2
Costumer relationship - home appliances	290	(220)	70	292	(195)	97
Lease agreement under advantageous condition - NCB	187	(39)	148	186	(7)	179
Contractual Rights	2,007	(814)	1,193	1,621	(609)	1,012
Software	122	(33)	89	112	(21)	91
Software capital leasing	81	(15)	66	58	(11)	47
Other	8,942	(2,333)	6,609	8,543	(2,048)	6,495

15.1.Impairment testing of goodwill and intangible assets

On December 31, 2015, for impairment testing purposes, the goodwill acquired through business combinations and brands with indefinite useful lives was allocated to four cash generating units, which are also operating segments that disclose information: retail, home appliances, cash and carry and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before taxes applied to cash flow projections is 12.5% (11.4% at December 31, 2014), and cash flows exceeding 3 years are extrapolated by expected growing for each segment. Based on this analysis, no impairment was necessary.

15.2.Trade names

Trades, substantially, refer to “ASSAÍ”, “PONTO FRIO” and “CASAS BAHIA”.

The value was subject to impairment tests through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits, given the indefinite useful life of the trade name, we consider a perpetual growth up to 6.6% to cash and carry (6.7% on December 31, 2014). The royalty rate used was 0.4% for “ASSAÍ”, 0.7% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

As a result of this analysis, it was not identified the need of record a provision for reducing the recoverable amount of these assets.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

15.3.Advantageous lease agreement – NCB

Refers to properties from Casa Bahia, comprised of stores, distribution centers and buildings, which are subject to operating leases on advantageous terms, held by Via Varejo. Its measurement was performed by information on comparable transactions in the market, applied the methodology "Income Approach". The assets were recognized because of the business combination between the Company and Casa Bahia.

The useful life was defined as 10 years in accordance with the partnership agreement The market conditions upon contracting did not deteriorate in relation to current condition, it is not necessary to record a provision for impairment.

15.4.Commercial rights

Commercial rights are the right to operate the stores referred to acquired rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

15.5.Additions to intangible assets

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Additions	111	113	426	537
Goodwill home appliances	-	-	-	(24)
Finance lease	(9)	-	(10)	-
Intangible assets financing - Additions	(3)	5	(3)	5
Intangible assets financing - Payments	6	-	6	-
Total	105	118	419	518

16.    Trade payables

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Product suppliers	4,446	3,606	15,589	13,437
Service suppliers	142	114	750	775
Rebates (note 16.1)	(485)	(540)	(854)	(890)
	4,103	3,180	15,485	13,322

The Company and its subsidiaries have agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, which allows suppliers to anticipate receivables in the normal course of purchases made. These transactions were evaluated by the management concluding having commercial characteristics, since there are no changes in price and / or term previously commercially established and is solely the supplier's discretion in performing the anticipation of its receivables against the Company.

Supplier agreements, which include increasing the term from the original transaction and the financial costs related to this increase in term were set object of the cost of purchased product. These amounts are recorded under "Suppliers – structured program" as per note 18.1 (iv).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

16.    Trade payables

16.1.Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occur at the net amount.

17.    Borrowings and financing

17.1.Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Current
Debentures
Debentures, net (note 17.4)		38	2,052	38	2,672

Borrowings and financing
Local currency
BNDES (note 17.6)	TJLP(*) + 3.60 per year	82	82	82	89
BNDES (note 17.6)	3.61% per year	9	8	16	14
IBM	CDI(**) - 0.71% per year	-	-	27	34
Working capital	103.75% of CDI	111	481	111	753
Working capital(i)	15.57% per year	-	213	2,308	2,953
Working capital	TR(***) + 9.98% per year	1	-	5	-
Sale of receivables	109% of CDI	-	-	4	-
Finance lease (note 23)		30	25	44	34
Swap contracts (note 17.7)	102.00% of CDI	-	(12)	-	(12)
Borrowing cost		(1)	(2)	(2)	(3)
		232	795	2,595	3,862
Foreign currency
Working capital (i)	USD + 1.66% per year	857	43	1,656	56
Swap contracts (note 17.7)	101.34% of CDI	(299)	5	(475)	4
		558	48	1,181	60
Total current		828	2,895	3,814	6,594

		Parent Company		Consolidated
Noncurrent	Weighted average rate	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Debentures
Debentures, net (note 17.4)		897	896	897	896

Borrowings and financing
Local currency
BNDES (note 17.6)	TJLP(*) + 3.60 per year	-	82	-	82
BNDES (note 17.6)	2.87% per year	9	14	51	57
IBM	CDI - 0.71% per year	-	-	68	74
Working capital (i)	15.57% per year	-	-	167	136
Working capital	106.69% of CDI	980	874	1,131	1,006
Working capital	TR + 9.98 % per year	20	-	126	21
Finance lease	(note 23)	117	131	220	229
Swap contracts	101.93% of CDI	-	-	2	-
Borrowing cost		(3)	(5)	(7)	(6)
		1,123	1,096	1,758	1,599
Foreign currency
Working capital	USD + 2.14% per year	1,443	669	1,756	669
Swap contracts (note 17.7)	103.87% of CDI	(186)	(30)	(247)	(30)
		1,257	639	1,509	639
Total noncurrent		3,277	2,631	4,164	3,134

 (i) These balances include the amount of R$2,475 (R$2,875 at December 2014) of direct consumer credit (CDCI).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - continued

17.2.Changes in borrowings

	Parent Company	Consolidated
At December 31, 2013	5,115	9,495
Additions	1,661	6,780
Accrued interest	471	928
Accrued swap	(15)	(17)
Mark-to-market	(3)	(3)
Monetary and exchange rate changes	49	55
Borrowing cost	9	9
Interest paid	(662)	(1,069)
Payments	(1,151)	(6,500)
Swap paid	52	50
At December 31, 2014	5,526	9,728
Additions - working capital	1,154	6,389
Additions - finance lease	14	35
Accrued interest	503	927
Accrued swap	(351)	(534)
Mark-to-market	(4)	(5)
Monetary and exchange rate changes	468	734
Borrowing cost	5	5
Interest paid	(511)	(947)
Payments	(2,663)	(8,255)
Swap paid	(59)	(99)
Corporate restructuring (note 1.3)	22	-
At December 31, 2015	4,105	7,978

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2017	1,826	2,444
2018	906	957
2019	485	523
After 2020	66	250
Subtotal	3,283	4,174

Borrowing costs	(6)	(10)
Total	3,277	4,164

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.  Borrowings and financing – Continued

17.4.Debentures

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstandind debentures	Issue	Maturity	Annual financial charges	Unit price	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Parent Company
10th Issue – 1st series – CBD	No preference	800,000	-	12/29/11	6/29/15	108.5% of CDI	-	-	801	-	801
11th Issue – CBD	No preference	1,200,000	-	5/2/12	11/2/15	CDI + 1%	-	-	1,223	-	1,223
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,007	939	930	939	930

Subsidiaries
3rd Issue - 1st Series – Via Varejo	No preference	400,000	-	1/30/12	7/30/15	CDI + 1%	-	-	-	-	420
1st Issue - 2nd Series – Via Varejo	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	-	-	200

Borrowing cost								(4)	(6)	(4)	(6)
Parent Company/Consolidated - current and noncurrent								935	2,948	935	3,568
Current liabilities								38	2,052	38	2,672
Noncurrent liabilities								897	896	897	896

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.  Borrowings and financing – Continued

17.4.Debentures – continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity with annual remuneration (10th issue of CBD), (ii) payment only at maturity with semiannual remuneration (11th issue of GPA and 3rd issue of Via Varejo) and (iii) annual installments payments as of the 4th anniversary of the issue(12th issue of CBD) and semiannual payments.

The 10th 11th and 12th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue.

GPA is required to maintain certain debt financial covenants in connection with the issues made. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2015, GPA complied with these ratios.

In 2015 there were debentures settlement of R$ 2,620.

17.5.Borrowings in foreign currencies

On December 31, 2015 GPA had loans in foreign currencies (dolar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At December 31, 2015, GPA complied with these ratios.

17.6.Guarantees

The Company signed promissory notes and letters of guarantee as collateral for borrowings and financing with BNDES.

17.7.Swap contracts

The Company and its Brazilian subsidiaries use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, generally, with the same due dates and with same counterparty. The weighted average annual rate of CDI in 2015 was 13.24% (10.81% in 2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.8.Credit facilities

The Company and subsidiaries entered into credit facility agreements, not used, in the amount of R$1,350. These agreements were entered into under market conditions and are effective for 2016 and 2017.

18.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	2.247	2.923	11.015	11.149
Trade receivables and other receivables	587	462	4.299	4.246
Related parties - assets (*)	1.076	398	309	313
Financial assets measured at fair value through profit or loss
Financial investments measured at fair value	-	-	-	-
Financial liabilities:
Amortized cost
Related parties -liabilities (*)	(268)	(1.751)	(563)	(261)
Trade payables	(4.103)	(3.180)	(15.485)	(13.322)
Financing for purchase of assets	(104)	(88)	(117)	(90)
Acquisition of non-controlling interest	-	-	(104)	130
Debentures	(935)	(2.948)	(935)	(3.568)
Borrowings and financing	(1.355)	(1.691)	(4.222)	(5.241)
Suppliers - structured program	-	-	(1.055)	-
Fair value through profit or loss			-
Loans and financing, including derivatives	(1.815)	(887)	(2.821)	(919)
Net exposure	(4.670)	(6.762)	(9.679)	(7.563)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.        Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)       Credit risk

•         Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts investment policies at financial institutions approved by the Company’s Cash Flow Committee, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated.

•         Accounts receivable: credit risk related to accounts receivable is minimized by the fact that big portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies itself, aiming strength working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the company monitor the risk through the credit concession to customers and by the constant analysis of the provision for losses.

•         The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions, according to policies approved by governance boards.

•         Financed sales (CDCI): sales are made through operating agreements (credit lines) with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their stores. In this type of sale, the subsidiary Via Varejo has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•         There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)      Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt, The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)     Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.  Financial instruments – Continued

18.1.        Considerations on risk factors that may affect the business of the Company and its subsidiaries – continued

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2015.

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Cash and cash equivalents	2,247	2,923	11,015	11,149

Suppliers – structured program(**)	-	-	(1,055)	-
Borrowings and financing	(4,105)	(5,526)	(7,978)	(9,728)
Other liabilities with related parties (note 12.2) (*)	-	-	(364)	(12)

(*) Represents loans of CDiscount with Casino Finance International S.A. (“Polca”).

(**)Suppliers – structured program, refers to financial liabilities with suppliers which due dates were extended during 2015. Due to characteristics of commercial negotiations between suppliers and the Company, these financial liabilities were included in programs with banks, utilizing  Company´s credit lines, with implied financial cost of 108,4% of CDI. The Company understands that this transaction has specific nature and classifies separately from the caption Suppliers.

(v)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at December 31, 2015 and December 31, 2014.

a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,088	2,645	3	3,736
Debentures	132	1,151	-	1,283
Derivatives	(84)	(66)	-	(150)
Finance lease	46	133	147	326
Trade payables	4,103	-	-	4,103
Total	5,285	3,863	150	9,298

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (v)   Liquidity management risk – Continued

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	4,395	3,512	128	8,035
Debentures	132	1,151	-	1,283
Derivatives	(148)	(109)	2	(255)
Finance lease	73	234	195	502
Trade payables	15,485	-	-	15,485
Suppliers - structured program	1,055	-	-	1,055
Total	20,992	4,788	325	26,105

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2015 the reference value of these contracts were R$2,760 (R$842 at December 31, 2014). These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the same financial institution, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedge operations contracted in the year ended  December 31, 2015 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 38 (IAS 39), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2015	12.31.2014	12.31.2015	12.31.2014
Fair value hedge
Purpose of hedge (debt)		2,760	842	3,512	959

Long position (buy)
Prefixed rate	TR+9.98% per year	131	151	131	234
US$ + fixed	1.90% per year	2,629	691	3,427	732
		2,760	842	3,558	966
Short position (sell)
	102.38% per year	(2,760)	(842)	(2,838)	(928)
Net hedge position		-	-	720	38

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(vi)     Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2015 are recorded in financial income (expenses), net and the balance receivable at fair value is R$720 (R$38 as at December 31, 2014), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of income for the year ended December 31, 2015 were a gain of R$584  in cost debt line in financial result(loss of R$20 as at December 31, 2014).

(vii)    Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the interim financial information are drawn up and rates are projected by the market calculated based on currency coupon curves, In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

18.2.Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation, Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), , for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, exchange rate weighted was R$4.41 on the due date, and the interest rate weighted was 15.12% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see note 18.2 (i).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.Sensitivity analysis of financial instruments - continued

(i)        Other financial instruments

			Market projection
Operations	Risk (CDI decrease)	Balance at 12.31.2015	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.43% of CDI	(132)	(163)	(158)	(152)
Fair value hedge (exchange rate)	101.91% of CDI	(2,706)	(3,267)	(3,176)	(3,085)
Debentures	107% of CDI	(939)	(1,091)	(1,053)	(1,015)
Bank loans - CBD	106.42% of CDI	(1,091)	(1,250)	(1,211)	(1,171)
Leases	100.19% of CDI	(89)	(102)	(99)	(96)
Leases	95.31% of CDI	(29)	(33)	(32)	(31)
Bank loans- Via Varejo	CDI - 0.71%	(95)	(108)	(105)	(102)
Bank loans - Barcelona	108% of CDI	(151)	(176)	(170)	(164)
Total borrowings and financing exposure		(5,232)	(6,190)	(6,004)	(5,816)

Cash and cash equivalents (*)	100.50% of CDI	10,446	12,051	11,647	11,248
Net exposure		5,214	5,861	5,643	5,432
Net effect - gain			647	429	218
(*) weighted average

The Company has a net exposure of US$ 36 million american dollars (between trade payables and financial investments abroad). The application of the sensibility tests in the same basis for the ones above, would result in losses of R$16 and losses of R$55 and R$94 in scenarios II and III, with effects in shareholders’ equity.

In addition, Company has a borrowing of R$ 364 with Casino’s group company Polca, this balance yelds EONIA  + 0.5% per year. Considering that part of that interest rate is post-fixed and not representative, Company is not exposed to relevant variation of this interest rate, with no sensibility analisis required.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 12.31.2015	Fair value at 12.31.2015	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	722	722	level 2
Interest rate swaps	(2)	(2)	-
Borrowings and financing (fair value)	(3,541)	(3,541)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(5,157)	(5,396)	level 2
Total	(7,978)	(8,217)

There were no changes between the fair value measurements levels in the year ended December 31, 2015.

•         Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.   Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Exchange swaps
registered with CETIP	Banco Tokyo	US$ 75	1/14/2014	1/10/2017	110	16	113	11
(US$ x CDI)	Banco JP Morgan	US$ 50	3/19/2014	3/21/2016	77	14	82	11
	Citibank	US$ 16	10/14/2014	10/14/2015	-	3	-	2
	Mizuho	US$ 50	10/31/2014	10/31/2017	70	8	69	4
	Citibank	US$ 85	11/21/2014	11/21/2016	109	3	112	(4)
	Citibank	US$ 5	10/14/2014	10/14/2015	-	1	-	1
	Banco Tokyo	US$ 75	1/2/2015	12/29/2016	94	-	98	-
	Citibank	US$ 5	1/28/2015	1/28/2016	6	-	7	-
	HSBC	US$ 100	2/25/2015	11/25/2016	100	-	102	-
	Bradesco	US$ 100	4/27/2015	4/27/2016	66	-	76	-
	Citibank	US$ 50	4/10/2015	4/10/2017	38	-	37	-
	Citibank	US$ 30	4/14/2015	4/17/2017	22	-	22	-
	Banco Tokyo	US$ 50	7/31/2015	7/31/2017	26	-	26	-
	Bank of America	US$ 40	9/14/2015	9/14/2017	(1)	-	-	-
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(7)	-	(4)	-
	Agricole	EUR 50	10/7/2015	10/8/2018	(13)	-	(18)	-
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(3)	-	(1)	-
Interest rate swap
registered with CETIP
(fixed rate x CDI)	Banco do Brasil	R$ 130	6/28/2010	6/2/2015	-	13	-	12
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	-	1	-	1
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	(1)	-	(1)	-
					693	59	720	38

 (*) Clearinghouse for the Custody and Financial Settlement of Securities

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

19.     Taxes and contributions payable and taxes payable in installments

19.1.Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

PIS and COFINS	16	31	396	360
Provision for income tax and social contribution	3	48	52	161
ICMS	27	23	154	153
Others	9	6	148	118
	55	108	750	792

Taxes payable in installments - Law 11,941/09 (i)	644	680	644	680
Others(ii)	8	12	8	12
	652	692	652	692

Current	135	183	830	867
Noncurrent	572	617	572	617

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. The Company still has the possibility of using restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. In 2014, as permitted by law 12,996/14, the Administration decided to bring forward the payment of R$366, taxes in installments, using the deferred income tax on tax losses of R$256 recorded in subsidiaries and making the payment of R$97.

(ii)    Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

19.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

In	Parent Company	Consolidated
2017	79	79
2018	76	76
2019	76	76
After 2020	341	341
Total	572	572

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

20.1.        Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Profit before income tax and social contribution	305	1,422	(72)	2,496
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(77)	(355)	(17)	(749)
Deferred income tax over carrying amount not recognized	-	-	(245)	-
Tax penalties	(7)	(2)	(11)	(2)
Share of profit of subsidiaries and associates	29	193	34	32
Effect of tax rates in foreign entities	-	-	18	-
Other permanent differences (nondeductible)	1	12	(21)	(17)
Effective income tax and social contribution	(54)	(152)	(242)	(736)

Income tax and social contribution for the year:
Current	5	(84)	(211)	(514)
Deferred	(59)	(68)	(31)	(222)
Income tax and social contribution expense	(54)	(152)	(242)	(736)
Effective rate	17.70%	10.69%	N/A	29.49%

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

20.2.        Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Tax losses	-	-	331	354
Provision for risks	141	156	344	346
Provision for derivative transactions taxed on a cash basis	(107)	(5)	(100)	(10)
Estimated loss on doubtful accounts	1	1	106	94
Provision for current expenses	5	3	68	63
Goodwill tax amortization	(10)	16	(595)	(469)
Present value adjustment	1	1	(12)	(6)
Lease adjustment	5	8	(48)	(95)
Mark-to-market adjustment	(2)	(2)	(2)	(2)
Fair value of assets acquired in business combination	-	-	(790)	(790)
Technological innovation – future realization	(18)	(21)	(18)	(21)
Depreciation of fixed assets as per tax rates	(25)	(114)	(20)	(124)
Provision of Morzan arbitration	50	-	50	-
Other	9	13	66	18
Deferred income tax and social contribution	50	56	(620)	(642)

Noncurrent assets	50	56	564	491
Noncurrent liabilities	-	-	(1,184)	(1,133)
Deferred income tax and social contribution	50	56	(620)	(642)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

20.  Income tax and social contribution – Continued

20.2.Breakdown of deferred income tax and social contribution – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
2016	6	216
2017	18	102
2018	18	156
2019	8	63
After 2020	-	27
	50	564

20.3.Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
At the beginning of the period	56	121	(642)	(110)
Expense for the period	(59)	(68)	(31)	(222)
Morzan arbitration (note 1.1)	50	-	50	-
Corporate restructuring (see note 13.1 (iii))	3	-	-	41
Payment of installments and other tax obligations	-	-	37	4
Exchange rate changes	-	-	-	(379)
Other	-	3	(34)	24
At the end of the period	50	56	(620)	(642)

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

21.  Acquisition of companies

	Consolidated
	12.31.2015	12.31.2014

Interest acquisition in Assaí (a)	7	6
Interest acquisition in Sendas (b)	69	124
Interest acquisition in CD Colombia (c)	28	-
	104	130

Current liabilities	76	73
Noncurrent liabilities	28	57

a)     Refers to accounts payable due to the acquisition of noncontrolling interest in Assaí, subsidiary that operates in the “cash and carry” segment for the Group.

b)    Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$377. At December 31, 2015 one annual installment was remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

c)     Refers to options put and call between subsidiary Cnova N.V and non-controlling shareholders that own 29% of e-commerce operation in Colombia. There are calculation rules for option price that points to the higher among market cotation, multiples and discounted cash flow. The vesting is on November 1, 2017.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.  Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1.      Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2013	209	67	149	63	8	496
Additions	36	124	30	24	13	227
Payments	-	(4)	(15)	(3)	(1)	(23)
Reversals	(6)	(2)	(11)	(24)	(9)	(52)
Monetary restatement	7	5	15	12	2	41
Payment of installments	(206)	-	-	-		(206)
Balance at December 31, 2014	40	190	168	72	13	483

Additions	15	10	23	42	22	112
Payments	-	-	(59)	(10)	(6)	(75)
Reversals	-	(34)	(6)	(54)	(16)	(110)
Inflation adjustment	3	21	24	16	3	67
Corporate restructuring	5	-	2	5	1	13
Balance at December 31, 2015	63	187	152	71	17	490

22.2.      Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2013	272	403	297	154	21	1,147

Additions	53	173	297	170	25	718
Payments	-	(4)	(64)	(43)	(5)	(116)
Reversals	(47)	(2)	(66)	(127)	(14)	(256)
Inflation adjustment	12	16	57	43	5	133
Transfers	-	-	-	1	1	2
Payment of installments	(211)	(85)	-	-	-	(296)
Corporate reorganization (note 13(b))	-	8	-	3	-	11
Exchange rate changes	-	1	-	-	-	1
Balance at December 31, 2014	79	510	521	201	33	1,344

Additions	25	23	371	312	37	768
Payments	-	(10)	(187)	(139)	(15)	(351)
Reversals	(8)	(138)	(179)	(191)	(29)	(545)
Inflation adjustment	7	33	68	52	8	168
Transfers	-	(9)	2	7	-	-
Exchange rate changes	-	5	1	6	-	12
Balance at December 31, 2015	103	414	597	248	34	1,396

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.  Provision for risks – Continued

22.3.      Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.3.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other less important matters. The amount accrued as at December 31, 2015 is R$ 103 (R$ 79 as at December 31, 2014).

22.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory  obligations by State tax authorities; and (v) other less relevant issues.

The amount accrued for these matters as at December 31, 2015 is R$121 (R$108 as at December 31, 2014).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate procedure to record a provision for this matter amounting to R$ 128 as at December 31, 2015 (R$147 as at December 31, 2014) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

22.3.3.     Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at December 31, 2015 is R$62 (R$48 as at December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.  Provision for risks – Continued

22.3.4.     Others contingent tax liabilities - Cdiscount

There were consolidated provisions for contingent tax liabilities from foreign e-commerce entities. As at December 31, 2015 the contingent tax liabilities amount to R$13 (R$20 as at December 31, 2014).

22.3.5.     Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15 (IFRS 3). As at December 31, 2015, the recorded amount related to contingent tax liabilities is R$84 (R$87 as at December 31, 2014).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.3.6.     Others contingent tax liabilities - Bartira

In line with the business combination of Bartira in 2013, contingent tax liabilities were recorded. The main matter refers to possible failure in supporting documentation of transactions, totaling R$106 in income tax, social contribution, PIS, COFINS and ICMS, of which R$100 are related to risks that expired in the first half year of 2015, being this amount written-off  and recognize in “other Income/Expenses” in the statement of Income, net of R$23 used with Income Tax.

On December 31, 2015 the total contingent liabilities related to Bartira PPA amounts to R$18, of which R$6 of tax and R$12 of labor contingencies, (R$118 at December 31, 2014).

22.3.7.     Others contingent tax liabilities - REFIS (tax debt refinancing program)

Law 12,996/2014 amended by Provisional Act - MP 651, introduced interest and penalties reduction benefits for cash payments and payments in installments of federal debts. The Company considered an appropriate procedure to enroll in the REFIS program to settle part of its debts, utilizing also part of the tax losses for payment of the debt balance.

22.4.      Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2015, the Company recorded a provision amount of R$597 (R$521 as at December 31, 2014) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“the Brazilian Supreme Labor Court”), plus monthly interest of 1%.

22.5.      Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.  Provision for risks – Continued

22.5 Civil and others - continued

Among these lawsuits, we point out the following:

•   The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at December 31, 2015, the amount accrued for these lawsuits is R$45 (R$55 as at December 31, 2014), for which there are no escrow deposits.

•      Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies ( Procon ) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss .On December 31, 2015 the amounting of this provision is R$ 34 (R$35 on December 31,2014)

•   The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits totals R$64 as at December 31, 2015 (R$86 as at December 31, 2014).

Total civil lawsuits and others as at December 31, 2015 amount to R$282 (R$234 as at December 31, 2014).

22.6.      Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible, not probable, loss, and which therefore have not been accrued, amounting to R$12,717 as at December 31, 2015 (R$8,552 as at December 31, 2014), related mainly to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$410 as at December 31, 2015 (R$318 as at December 31, 2014). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The lawsuits await administrative and court ruling. The amount involved is R$2,056 as at December 31, 2015 (R$1,368 as at December 31, 2014).

Among those claims, there are some related to challenges of differences in the payment of income tax, supposedly due under the allegation that there was undue deduction of goodwill amortization resulting from transactions between shareholders in relation to years 2007-2013. The amount involved (and included in the paragraph above) is R$1,046 as at December 31, 2015 (R$ 692 as at December 31, 2014), partly classified as possible loss and partly classified as remote loss.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.  Provision for risks – Continued

22.6.      Other non-accrued contingent liabilities – Continued

Goodwill Mandala: tax assessment in relation to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio eccurred in the year of 2009. The restated amount of the assessment notice correspond to R$72 of income tax and social contribution.

•      COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision, other requests for offset, collection of taxes on soybean export operations, tax payment divergences and overpayments; fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,270 as at December 31, 2015 (R$921 as at December 31, 2014).

•      ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$6,765 as at December 31, 2015 (R$5,087 as at December 31, 2014), which await a final decision at the administrative and court levels.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Fees, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$387 as at December 31, 2015 (R$353 as at December 31, 2014), which await decision at the administrative and court levels.

•      Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$829 as at December 31, 2015 (R$505 as at December 31, 2014).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at December 31, 2015 the estimated amount, in case of success in all lawsuits, is approximately R$100 (R$122 as at December 31,2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

22.  Provision for risks – Continued

22.7.      Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded restricted deposits in the assets.

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Tax	101	61	210	163
Labor	329	332	711	618
Civil and other	18	17	44	44
Regulatory	11	10	34	32
Total	459	420	999	857

22.8.      Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	855	-	7,524	8,379
Labor	6	3	40	49
Civil and other	-	-	302	302
Regulatory	10	-	7	17
Total	871	3	7,873	8,747

The cost of guarantees is approximately 0.98% per year of the amount of the lawsuits and is recorded as expense.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions

23.1.     Operating lease

(i)        Non-cancelable minimum payments

	Consolidated
	12.31.2015	12.31.2014

Minimum rental payment:
Up to 1 year	51	18
1 to 5 years	203	69
Over 5 years	345	49
	599	136

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 3 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that management considers as cancelable, recording the related expenses in the statement of income. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)       Minimum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company		Consolidated
	12.31.2015	12.31.2015	12.31.2015	12.31.2015
Minimum rental payments
Minimum payments on the termination date	245	235	746	769
Total	245	235	746	769

(iii)       Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses (income) for the year:	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Contingent payments	352	348	608	628
Noncontingent payments	137	148	997	916
Subleases (*)	(147)	(131)	(215)	(168)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

23.  Leasing transactions – Continued

23.2.  Finance lease

Finance lease agreements amounted to R$264 as at December 31, 2015 (R$263 as at December 31, 2014), as shown in the table below:

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Financial lease liability –minimum rental payments:
Up to 1 year	30	25	44	34
1 - 5 years	91	87	157	133
Over 5 years	26	44	63	96
Present value of finance lease agreements	147	156	264	263

Future financing charges	179	15	238	60
Gross amount of finance lease agreements	326	171	502	323

24.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Barcelona received in advance amounts for the rental of back lights for exhibition of products from its suppliers.

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Additional or extended warranties (note 24.1)	42	48	777	859
Bradesco agreement (note 24.2)	-	-	699	25
Swap agreement	-	-	65	70
Investments in media	-	21	-	48
Services rendering agreement - Allpark	16		16
Back lights	-	-	36	28
Spread BCA - Customers base exclusivity (5 years)	-	-	6	10
Tax credit research	-	-	5	2
Others	2	-	39	6
	60	69	1,643	1,048

Current	28	4	420	214
Noncurrent	32	65	1,223	834

24.1.Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”)

On August 29, 2014, the subsidiary Via Varejo entered into new agreements with Zurich for the sale of extended warranty at Casas Bahia and Ponto Frio stores. The agreement is effective for eight years. On October 1, 2014, the Company was compliant with the condition precedent contained in the agreements.

The subsidiary Via Varejo received R$850 as advance for sale of warranty, of which R$150 was received in September 2014 and R$700 in October 2014.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

24.  Deferred revenue - continued

24.1.Agreement entered into with Zurich Minas Brasil Seguros S.A. (“Zurich”) - continued

Also in September 2014, the former provider of the warranty at the Casas Bahia and Ponto Frio stores was notified of the early  termination of the agreements, and the subsidiary Via Varejo agreed to pay R$584 as a result of the (i) repurchase of the right granted to the former provider to operate its customer base over the agreement term, properly recognized in the Via Varejo’s intangible assets R$(187); and (ii) return of the advances made upon the contract execution due to its early termination R$(397). The values were settled on October 1, 2014.

24.2.Agreement entered into with Bradesco

On December 4, 2015, Via Varejo signed in a financial rendering services agreement with Banco Bradesco S.A and Banco Bradescard S.A (jointly, “Bradesco”) effective until August 28, 2029. The agreement amends and includes clauses in the former signed agreement between the parties, at that time Casa Bahia Comercial and Bradesco, on November 10, 2006. The agreement stablishes (i) conditions on co-branded credit cards offering and other related financial services related to “Casas Bahia” brand; and (ii) general rules applicable to financial rendering services, bank agency, and direct credit to consumer. The total amount of R$ 704 corresponding to the transaction is part anticipated commission in the amount of R$550 and additional remuneration of R$ 154.

The amount received R$ 550 will be recognized when the contractual performance conditions are fulfilled and must be settled in the next 9 years, as well as additional remuneration R$ 154, as determined by the agreement, being R$74 until 2020 and R$80 until 2021.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

25.1.Capital stock

The subscribed and paid-up capital as at December 31, 2015 is represented by 265,702 (265,283 as at December 31, 2014) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at December 31,2015 (99,680 as at December 31, 2014) and 166,022 in thousands of preferred shares as at December 31, 2015 (165,603 as at December 31, 2014).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 12,2015, March 20, 2015, May 7,2015, July 29,2015, October 29,2015 and December 17, 2015 the capital was increased by R$14 through  the issue of 418 (in thousands of shares) preferred shares(R$28 in December 31,2014).

25.2.Share rights

The preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of Company´s liquidation, (ii) priority in the receipt of annual minimum dividend in the amount of R$0.08 per share, non-cumulative; (iii) priority in the receipt of dividend 10% higher than the dividend attributed to the common shares, including for the purposes of the calculation the amount paid in item (ii) above.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the remuneration is recognized in other capital.

25.3.Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (R1) (IFRS 2) – Share-based payment.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.4.Profit reserve

(i)      Legal reserve: this is created based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)    Expansion reserve: this is created based on appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

25.5.Stock option plan for preferred shares

On May 9, 2014, our shareholders approved at the Extraordinary General Meeting (i) the discontinuation of Plan Shares Option "Actions with Sugar" ("Former Stock Option Plan"), approved in the Extraordinary General Meeting held on December 20th 2006, for new grants of options, subject to the options already granted to remain in force under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard grant agreement ("Option Plan"); and (iii) the creation of the Remuneration Plan Share Purchase Option and its standard grant agreement ("Compensation Plan" and, together with the Former Option Plan and the Stock Option Plan, the "Plans")

The following describes our compensation plan that was in effect in the last fiscal year ended December 31, 2014 and the two planes of the current fiscal year:

Former Option Plan

Our Former Option Plan is administered by a committee elected by our Board of Directors, called Stock Option Plan Administration Committee of Stock Option ("Stock Option Committee"). This committee determined the employees to be included periodically with stock options, based on their roles, responsibilities and performance, defining the applicable conditions.

Our Stock Option Committee developed annual cycles of grant of options. Each grant cycle received a serial number beginning with the letter A. In the fiscal year ended December 31, 2015, were in force options granted of Series A6 to A7 Former Option Plan.

Options were classified as follows: “Silver” and “Gold”, what means that they could have different exercise prices.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option. After calculating the exercise price a 20% discount was applied on it. The price for the Gold-type option will correspond to R$0.01. In both cases, the prices will not be restated.

The Stock Option Committee approved in 2013 new criteria to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC). For the series after A6, inclusive, the committee decided that the reducer or accelerator index of number of options classified as “GOLD” would be calculated according Return on Capital Employed (ROCE) of CBD.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares - continued

Former Option Plan - continued

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

As a general rule of the Former Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was classified as “Silver”. The option exercise classified as “Gold” will occur in the same period, but the percentage of these options subject to exercise will be determined by the Stock Option Committee in the 35th month as of the signature date of related adhesion agreement, according to the aforementioned criteria.

The options granted under the Stock Option Plan may be exercised in whole or in part, it is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by beneficiary, and the exercise price must be paid in first installment, due  30 days after the subscription date of their shares.

Compensation Plan

The Compensation Plan will be administered by the Board of Directors, which established the Human Resources Committee and the Company's Compensation to advise it in the administration of the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31st, 2015, were in force options granted B1, B2 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period"), except as provided for in exceptions Compensation Plan

The participant may exercise their total purchase options or in part, in one or more times, since for each year submit the option exercise term during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The Company will promote the withholding of any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

26.    Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares - continued

The Participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

Option Plan

The Stock Option Plan will be administered by the Board of Directors, which established the Human Resources Committee and Compensation to advise it in the administration of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31st, 2015, was in force options granted C1 and C2 Series Option Plan.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the trading average of the Company's preferred shares issued carried out in recent twenty (20) the BM&FBOVESPA SA - Securities, Commodities and Futures prior to the date of convening of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Date of Grant ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the date of the Grant, and ends on the last day of the 42 (forty-second) month as of the Date of Grant ("Exercise Period").

The Participant may exercise their total purchase options or in part, in one or more times, since for each year submit the Option Exercise Agreement during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.  Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares - continued

Option Plan – continued

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2014
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(282)	(14)	3
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(282)	(14)	3
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(329)	(32)	165
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(329)	(32)	165
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(137)	(27)	194
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(137)	(27)	194
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(5)	(32)	202
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(6)	(31)	202
						3,540	(2,200)	(212)	1,128

Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(488)	(36)	2
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(172)	(35)	151
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(172)	(35)	151
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(16)	(54)	169
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

According to the attributions provided for in the Former Stock Option Plan rules, the Management Committee of the Plan at April 30, 2014, approved there are no reduction and/or acceleration referring to Series A5.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.  Shareholders’ equity - Continued

25.5.Stock option plan for preferred shares - continued

Consolidated information of share-based payment plans – GPA – new series B2 and C2

Company implemented two new shared based plans approved by the shareholders meeting on April 24, 2015.

According to the terms of the plans, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 36 months from the grant date. The condition for the exercise of the options is the beneficiary to stay as an employee. The series are different, exclusively, in the exercise price of the options and in the existence of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series were granted 674 thousands options of shares.

At December 31, 2015 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$41.86 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise of all options granted:

	12.31.2015	12.31.2014

Number of shares	265,702	265,283
Balance of granted series in effect	1,267	1,128
Maximum percentage of dilution	0.48%	0.43%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B1 and C1: (a) expectation of dividends of 0.96%, (b) expectation of volatility of nearly 22.09% and (c) the risk-free weighted average interest rate of 11.70%.

The fair value of each option granted is estimated in the grant date using the Black & Scholes model, considering the following assumptions in series B2 and C2: (a) Dividends expectations of 1.37%; (b) volatility expectation of 24.34% and (c) interest rate of 12.72%.

The expectation of remaining average life of the series outstanding at December 31, 2015 was 1.75 year (1.52 year at December 31, 2014). The weighted average fair value of options granted at December 31, 2015 was R$67.35 (R$69.71 at December 31, 2014).

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25. Shareholders’ equity – Continued

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2014
Granted during the year	477	41.61
Canceled during the year	(99)	39.92
Exercised during the year	(830)	32.76
Outstanding at the end of the year	1,128	38.16	1.52	66,905
Total to be exercised at December 31, 2014	1,128	38.16	1.52	66,905

At December 31, 2015
Granted during the period	674	38.64
Canceled during the period	(117)	45.53
Exercised during the period	(418)	32.62
Outstanding at the end of the period	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

As at December 31, 2015 there were options to be exercised in Series A6.

The amounts recorded in the Consolidated statement of income, as at December 31, 2015 were R$11 (R$37 as at December 31, 2014).

25.6.Cumulative other comprehensive income

Refers to : (i) Cumulative Translation Reserve, corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary CDiscount. The effect in the Parent Company was R$83 and R$128 for non-controlling interests; (ii) pension plan as per note 31.1.

25.7.Effects in shareholders´ equity related to the arbitration decision

As mentioned in note 1.1, as per ICA decision the Company shall indemnify Morzan the estimated amount of R$200(with R$50 of income tax effect), as a consequence of not complying the terms of Share Purchase Agreement (“SPA”), signed in the acquisition of Globex, which provided the settlement of part of acquisition price in warrants (shares), with the guarantee over market price variation, which is determined in specific lock-up period.  The amount was recorded as a debit in the shareholders´ equity, since it relates to a settlement (which will be made in cash) of an indirect repurchase of a equity instrument (warranty) (guarantee of market price variation of the shares) granted to the previous controlling shareholders´ of Globex Utilidades S.A (Morzan) in connection with the SPA. In accordance with IAS 32, a reclassification of an equity instrument to liability should be accounted for based on fair value and any difference to the amounts previously recorded into the financial statements, should be recorded in shareholders´ equity.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.  Shareholders’ equity - Continued

25.8.Payment of dividends

The Annual and Extraordinary Shareholders’ Meeting (AGOE) held at April 24, 2015 the shareholders approved the proposal of the Boad of Directors’ meeting held on March 20, 2015 which had proposed the dividends payment for the fiscal year ended December 31, 2014, in the amount of R$194, which corresponds to R$0.6890176962 per common share and R$0,7579194658per preferred share. This amount was paid on June 24, 2015.

The Board of Directors’ meeting held at May 07, 2015 and July 28, 2015 approved the payment of anticipated dividends in the total amount of R$38 each, of which R$0.15 per preferred share and R$0.136365 per common share, the payments occurred on May 28, 2015 and August 08, 2015.

The Board of Directors’ meeting held at October 29, 2015 approved the payment of anticipated dividends in the total amount of R$39, of which R$0.15 per preferred share and R$0.136365 per common share, the payments occurred on November 11, 2015.

The management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$115 in 2015 (R$194 in December 31, 2014). The Company’s bylaws establishes minimum dividend payment of 25% of the profit for the year. Management proposed complementary dividends in the amount of R$4.

	Dividends proposed
	12.31.2015	12.31.2014
Net income for the year	251	1,270
Legal reserve	(13)	(63)
Calculation basis of dividends	238	1,207
Mandatory minimum dividends – 25%	60	302

Proposed additional dividends	55	-
Payment of interim dividends	(115)	(108)
Dividends payable	-	194

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

25.  Shareholders’ equity - Continued

25.9.Transactions with non-controlling shareholders

In 2015, the amount recorded directly in the shareholders’ equity in the line transaction with non-controlling parties in the amounts of R$(42) in the individual and R$(2) (non-controlling interest), refers to:

i)    Loss in interest: effects of transaction in which the Company offset receivables amounts with Cnova management (note 12 iv) with received shares of Cnova, at market price , being the market price higher than book value of the investment ( in the amount of R$36) (Parent Company); and

ii)    Other effects of R$ (6) (Parent Company) and R$(2) (non-controlling interest).

In 2014, the amount recorded directly in the shareholders’ equity in corporate restructuring and transaction with non-controlling parties in the amounts of R$(28) in the individual and R$24 (non-controlling interest), refers to:

 i)   Transaction with non-controlling shareholders: Business combination Asia– Nota 13.1 (vi). Net effect in equity of R$(15) (Parent Company) and R$(21) (non-controlling interest);

ii)    Gain in corporate restructuring: Effects of transactions with non-controlling shareholders of the subsidiary Cdiscount in the amount of R$(5) in the individual  and R$(2) (non-controlling interest);

iii)   Transaction with non-controlling shareholders: Effects of transactions with non-controlling shareholders of the segment e-commerce of R$47; and

iv)   Other effects on corporate restructuring in the e-commerce.

25.10.    Subsidiaries stock option plans

(i)     Plans - Cdiscount

Deferred stock - Plan of 1,319,999 stocks granted on November 19, 2014, which right of the beneficiaries was fully vested at the grant date, however, awards it will be delivered with no cost after 4 years. The expense for this plan was recognized immediately in the income statement of R$19.

Stock Appreciation Right Awards – Plan of 4,746,907 shares granted on November 19, 2014, which vesting will happen in 4 years upon according with the time in the Company. The exercise price will be settled for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the IPO price over (b) 120% of the IPO price.

(ii)    Plans – Via Varejo

Via Varejo has two programs purchase still existing stock options . The awarded program in 2014 includes (i) A1 and A2 series with an exercise price of R $ 19.98 and (ii) B1 and B2 series with an exercise price of R $ 0.01 . For the granted program in 2015, included plans are (i) A3 series with an exercise price of R $ 15.00 and (ii) B3 series with an exercise price of R $ 0.01 . Both programs have vesting period of 36 months. The cumulative expense for the year ended December 31, 2015 relating to the plans was R $ 9 (R$4 on December 31, 2014) .

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

26.    Net sales of goods and/or services

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Gross sales
Goods	24,537	24,276	74,333	71,624
Services rendered	272	263	3,011	1,737
Financial services		-	1,398	1,419
Sales returns and cancellations	(501)	(395)	(1,809)	(1,977)
	24,308	24,144	76,933	72,803
Taxes	(1,843)	(1,895)	(7,818)	(7,278)
		-		-
Net sales	22,465	22,249	69,115	65,525

27.    Expenses by nature

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Cost of inventories	(15,327)	(16,015)	(50,313)	(48,580)
Personnel expenses	(2,861)	(2,248)	(7,340)	(5,593)
Outsourced services	(305)	(353)	(2,218)	(2,959)
Functional expenses	(1,354)	(992)	(2,950)	(1,511)
Selling expenses	(643)	(402)	(2,608)	(978)
Other expenses	(285)	(189)	(575)	(746)
	(20,775)	(20,199)	(66,004)	(60,367)

Cost of goods and services sold	(16,342)	(16,015)	(53,002)	(48,580)
Selling expenses	(3,950)	(3,622)	(11,291)	(10,303)
General and administrative expenses	(483)	(562)	(1,711)	(1,484)
	(20,775)	(20,199)	(66,004)	(60,367)

28.    Other operating income (expenses), net

	Parent Company		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Reversal of tax provision (a)	-	(121)	-	(151)
Effects on Indemnified amounts to Via Varejo and CB and association costs (b)	(70)	(101)	(70)	(101)
Expenses of Cnova's (c)	-	(2)	(44)	(39)
Tax installments and other tax risks	(17)	(40)	(51)	23
Bartira PPA (e)	-	-	77	-
Integration/restructuring expenses (d)	(126)	(64)	(429)	(114)
Loss(gain) on disposal of fixed assets	(36)	(22)	(130)	(58)
Others	(11)	(4)	(37)	(1)
	(260)	(354)	(684)	(441)

a)        In 2014, due to the recent decision of the Supreme Court on the subject of Basic Basket ICMS, the Company's management, based on legal opinion of its outside counsel, considered it appropriate to make provision about the matter, as per note 22.

b)       In 2014 and 2015, expenses incurred related to contingencies amounts referring to prior periods of the association with CB.

c)       In 2014, refers to expenditures incurred related to efforts for the IPO process of the subsidiary Cnova N.V., considered as non attributable to the transactions cost  of this operation. In 2015 refers to the investigation costs, as per note 1.4;

d)        Related to severance costs to Group´s executives and employees, which lay off was informed or done during 2014 and 2015, and represent an important change in the departments’ structure.

e)             Bartira PPA contingencies that expired in the year, as per note 22.3.6.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

29.    Financial income (expenses), net

	Parent Company		Consolidated
	12.31.2015	9.30.2014	12.31.2015	9.30.2014
Finance expenses:
Cost of debt	(636)	(514)	(1,133)	(1,032)
Cost of sales of receivables	(79)	(98)	(720)	(765)
Monetary loss	(210)	(115)	(325)	(237)
Other finance expenses	(69)	(88)	(248)	(161)
Total financial expenses	(994)	(815)	(2,426)	(2,195)

Financial income:
Income from cash and cash equivalents	86	94	363	417
Monetary gain	144	102	399	247
Other financial income	2	5	16	23
Total financial income	232	201	778	687

Total	(762)	(614)	(1,648)	(1,508)

The hedge effects in the years ended December 31, 2015 and 2014 are disclosed in Note 18.

30.    Earnings per share

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	12.31.2015			12.31.2014
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Net income allocated to common and preferred shareholders	162	89	251	820	450	1,270
	162	89	251	820	450	1,270

Basic denominator (thousands of shares)
Weighted average of shares	166	100	266	165	100	265

Basic earnings per thousands of shares (R$)	0.97858	0.88961		4.96661	4.51445

Diluted numerator
Net income allocated to common and preferred shareholders	162	89	251	820	450	1,270
	162	89	251	820	450	1,270

Diluted denominator
Weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted weighted average of shares (in thousands)	166	100	266	165	100	265
Diluted earnings per thousands of shares (R$)	0.97609	0.88897		4.95197	4.51276

Stock options issued by the subsidiary CNova N.V. were not considered in the diluted earnings per share because their effects are antidilutive because of its loss for the year.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

31.    Benefit plan

31.1.Pension plan

In France, an industry-specific agreement between employers and employees determines the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining defined benefit obligations:

Cdiscount
2015
Discount rate	2.00%
Expected rate of future salary increase	1.80%
Retirement age	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Reconciliation of obligations in the balance sheet

Cdiscount
2015
At December 31, 2014	7
Cost for the period	2
Gain or loss	2
At December 31, 2015	11

31.2.Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the year ended December 31, 2015 is R$4 (R$3 as at December 31, 2014), and employees contribution is R$4 (R$7 as at December 31, 2014). The plan had 859 participants as at December 31, 2015 (921 as at December 31, 2014).

32.    Insurance coverage

The insurance coverage as at December 31, 2015 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	9,250	23,478
Profit	Loss of profits	4,452	8,636
Cars and others (*)	Damages	448	846

The Company maintains specific policies for civil liability and directors and officers liability amounting to R$384.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information

Management considers the following segments:

•    Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•    Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•    Cash & Carry – includes the brand “ASSAÍ”.

•     E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the interim financial information, GPA financing (including finance expenses and finance income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations, At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker, When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability, Information about the segments is included in the following table:

Information on the Company’s segments as at December 31 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

33.  Segment information – Continued

Description	Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net sales	26,744	26,415	10,453	8,326	19,268	22,674	12,722	8,175	69,187	65,590	(72)	(65)	69,115	65,525
Gross profit	7,508	7,549	1,537	1,208	6,172	7,355	896	845	16,113	16,957	-	(12)	16,113	16,945
Depreciation and amortization	(585)	(552)	(98)	(78)	(173)	(139)	(107)	(52)	(963)	(821)	-	-	(963)	(821)
Share of profit of subsidiaries and associates	81	79	-	-	31	32	-	(3)	112	108	-	-	112	108
Operating income	1,138	1,556	337	233	923	2,123	(822)	91	1,576	4,003	-	-	1,576	4,003
Finance costs	(1,047)	(886)	(105)	(71)	(963)	(1,035)	(337)	(249)	(2,452)	(2,241)	26	47	(2,426)	(2,195)
Finance income	337	335	28	20	335	356	104	23	804	734	(26)	(47)	778	687
Profit(loss) before income tax and social contribution	428	1,005	260	182	295	1,444	(1,055)	(135)	(72)	2,496	-	-	(72)	2,496
Income tax and social contribution	(98)	(253)	(89)	(62)	(64)	(475)	9	54	(242)	(736)	-	-	(242)	(736)
Net income(loss)	330	752	171	120	232	969	(1,047)	(81)	(314)	1,760	-	-	(314)	1,760

Current assets	7,394	8,062	2,187	1,709	10,491	10,366	4,926	4,092	24,998	24,229	-	(96)	24,998	24,133
Noncurrent assets	13,934	13,691	1,868	1,492	5,806	5,283	1,268	1,506	22,876	21,972	(372)	(605)	22,504	21,367
Current liabilities	6,910	8,026	2,409	1,832	9,463	9,716	6,820	4,973	25,602	24,547	(372)	(699)	25,230	23,848
Noncurrent liabilities	5,766	5,314	372	235	2,350	1,571	128	52	8,616	7,172	-	(2)	8,616	7,170
Shareholders' equity	8,652	8,413	1,274	1,134	4,484	4,362	(754)	573	13,656	14,482	-	-	13,656	14,482

 (*)   The eliminations consist of intercompany balances.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

33.  Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce		Total		Eliminations (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net operating revenue	26,744	26,415	10,453	8,326	19,268	22,674	6,123	5,747	6,599	2,428	69,187	65,590	(72)	(65)	69,115	65,525

Current assets	7,394	8,062	2,187	1,709	10,491	10,366	2,330	1,742	2,596	2,350	24,998	24,229	-	(96)	24,998	24,133
Noncurrent assets	13,934	13,691	1,868	1,492	5,806	5,283	502	851	766	655	22,876	21,972	(372)	(605)	22,504	21,367
Current liabilities	6,910	8,026	2,409	1,832	9,463	9,716	3,480	2,475	3,340	2,498	25,602	24,547	(372)	(699)	25,230	23,848
Noncurrent liabilities	5,766	5,314	372	235	2,350	1,571	25	17	103	35	8,616	7,172	-	(2)	8,616	7,170
Shareholders' equity	8,652	8,413	1,274	1,134	4,484	4,362	(673)	101	(81)	472	13,656	14,482	-	-	13,656	14,482

* The eliminations consist of intercompany balances

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

34.  Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	12.31.2015	12.31.2014

Food	53.8%	53.0%
Nonfood	46.2%	47.0%
Total sales	100.0%	100.0%

As at December 31, 2015, capital expenditures were as follows:

	12.31.2015	12.31.2014

Food	1,383	1,110
Nonfood	617	786
Total capital expenditures	2,000	1,896

35.  Events after report period

35.1.Notice from CVM

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013, additionally, the Company received a notice from CVM showing the understand of the SEP in relation to an accounting entry received by Via Varejo.

.

CVM notified its understanding which is different from the applied by Via Varejo in 2013 in relation to (a) revaluation of participation previously held in the sale of interest of Nova Pontocom to the Company (This tansaction has no effect in the consolidated financial statements); and (b) accounting treatment of the control acquisition of Movéis Bartira, by the acquisition of additional 75% interest. In the case of the Company, CVM noticed its understanding related to item (b) above mentioned.

The Company and the subsidiary Via Varejo consider present an appeal to CVM collegiate with a request of suspensive effect in the terms of Deliberation CVM 463.

35.2.Class Action Cnova

In January 2016, certain shareholders of Cnova commenced three putative class actions against Cnova, certain of its officers and directors, and the underwriters of its initial public offering, alleging violations of the United States securities laws. Two of the cases were commenced in the United States District Court, Southern District New York and one in the Supreme Court of the State of New York.  The action in New York State court has been removed to the United States district court. Cnova has stated that it believes the plaintiffs’ allegations to be without merit and intends to defend itself vigorously.

These claims are in preliminary stages and as of the date of this report no outcome can be measured reliably. Cnova believes the plaintiffs’ allegations to be without merit and intends to defend itself vigorously, assisted by American specialized law firms. Neither the Company or Via Varejo are part of these lawsuits.

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 12/31/2015 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	94,019,178	94.32%	-	0.00%	94,019,178	35.39%
Almacenes Éxito S.A. *	1	0.00%	-	0.00%	1	0.00%
CASINO GUICHARD PERRACHON *	1	0.00%	-	0.00%	1	0.00%
JEAN CHARLES NAOURI	-	0.00%	1	0.00%	1	0.00%
SEGISOR *	5,600,050	5.62%	-	0.00%	5,600,050	2.11%
Oppenheimer Funds. Inc.*	-	0.00%	13,423,473	8.09%	13,423,473	5.05%
KING LLC *	-	0.00%	852,000	0.51%	852,000	0.32%
Geant International BV*	-	0.00%	128,695	0.08%	128,695	0.05%
COFIDOL SAS *	-	0.00%	8,907,123	5.37%	8,907,123	3.35%
Board of Executive Officers	-	0.00%	26,701	0.02%	26,701	0.01%
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Othera	60,621	0.06%	142,446,214	85.80%	142,506,835	53.64%
TOTAL	99,679,851	100.00%	166,016,795	100.00%	265,696,646	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 12/31/2015 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO*	1	0.00%	-	0.00%	1	0
SEGISOR*	209,123,407	97.12%	-	0.00%	209,123,407	9712%
BENGAL LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
OREGON LLC*	2,119,162	0.98%	-	0.00%	2,119,162	0.98%
PINCHER LLC*	1,961,612	0.91%	-	0.00%	1,961,612	0.91%
Almacenes Éxito S.A. *	1	0.00%	-	0.00%	1	0.00%
Treasury Shares	-	0.00%	-	0.00%	-	0.00%
TOTAL	215,323,345	100.00%	-	0.00%	215,323,345	100%

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR
QUOTISTAS	Quotas	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%
TOTAL	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 12/31/2015 (In units)
ShareholderS	Common Shares	%	Preferref Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100%	0	0%	3,000	100.00%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ALMANACENES ÉXITO S.A.					Shareholding at 12/31/2015 (In units)

Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	185,315,711	41.34%	-	0.00%	185,315,711	41.34%
Geant Fonciere B.V.	47,725,428	10.65%	-	0.00%	47,725,428	10.65%
Fondo de Pensiones Obligatorias Porvenir Moderado	36,091,777	8.05%	-	0.00%	36,091,777	8.05%
Fondo de Pensiones Obligatorias Protección	24,528,833	5.47%	-	0.00%	24,528,833	5.47%
Oppenheimer Developing Markets Fund	15,445,685	3.45%	-	0.00%	15,445,685	3.45%
EXITO ADR Program	13,415,299	2.99%	-	0.00%	13,415,299	2.99%
Bergsaar B.V.	12,130,244	2.71%	-	0.00%	12,130,244	2.71%
Fondo de Pensiones Obligatorias Colfondos Moderado	10,204,475	2.28%	-	0.00%	10,204,475	2.28%
Alianza Fiduciaria S.A. Fideicomiso ADM Sonnenblume	7,558,552	1.69%	-	0.00%	7,558,552	1.69%
Colombiana de Comercio S.A.	7,076,200	1.58%	-	0.00%	7,076,200	1.58%
Inversiones Pinamar S.A.	5,126,735	1.14%	-	0.00%	5,126,735	1.14%
Vanguard Emerging Markets Stock Index Fund	4,171,693	0.93%	-	0.00%	4,171,693	0.93%
Fondo Bursatil Ishares COLCAP	3,562,272	0.79%	-	0.00%	3,562,272	0.79%
Fondo de Pensiones Obligatorias Skandia S.A.	3,483,760	0.78%	-	0.00%	3,483,760	0.78%
Abu Dhabi Investment Authority	1,853,179	0.41%	-	0.00%	1,853,179	0.41%
Vanguard Total International Stock Index Fund	1,776,699	0.40%	-	0.00%	1,776,699	0.40%
SF BARCLAYS Global Investors Services NA	1,547,570	0.35%	-	0.00%	1,547,570	0.35%
ISHARES MSCI Emerging Markets Index Fund	1,507,463	0.34%	-	0.00%	1,507,463	0.34%
Platinum International Brands Fund	1,222,959	0.27%	-	0.00%	1,222,959	0.27%
Cubides Olarte Henry	1,114,626	0.25%	-	0.00%	1,114,626	0.25%
Treasury Shares	635,835	0.14%	-	0.00%	635,835	0.14%
Others Shareholders	62,754,156	14.00%	-	0.00%	62,754,156	14.00%
TOTAL	448,249,151	100.00%	-	0.00%	448,249,151	100.00%

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements

December 31, 2015 and 2014

(In millions of Brazilian reais, unless otherwise stated)

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 12/31/2015					Shareholding at 12/31/2015 (In units)
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.96%	109,507,049	41.22%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	26,701	0.02%	26,701	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	155,869,687	93.89%	155,930,308	58.69%

Total	99,679,851	100.00%	166,016,795	100.00%	265,696,646	100.00%

Outstanding Shares	99,619,230	0.06%	10,147,108	93.89%	109,766,338	58.69%

					Shareholding at 12/31/2014 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 12/31/2014
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	5.97%	109,507,049	41.28%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	17,440	0.01%	17,440	0.01%

Fiscal Council	-	0.00%	232,586	0.14%	232,586	0.09%

Treasury Shares	60,621	0.06%	155,465,610	93.88%	155,526,231	58.63%

Other Shareholders	99,679,851	100.00%	165,603,457	100.00%	265,283,308	100.00%

Total	99,679,851	0%	165,603,457	93.88%	265,283,308	58.63%

Outstanding Shares	99,619,851	100.00%	165,603,457	100.00%	265,283,308	100.00%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 26, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.